
LoopNet®


10011161

09

ANNUAL REPORT 2009

MULTIFAMILY

OFFICE

INDUSTRIAL

RETAIL

LAND

AND MORE







#1 IN COMMERCIAL REAL ESTATE ONLINE


LoopNet®

To Our Stockholders,

In 2009, our operations were negatively impacted by macroeconomic weakness, ongoing disruptions in the global credit markets, and suppressed transaction activity in the commercial real estate and business-for-sale industries. Nonetheless, key elements of our business improved noticeably as the year progressed and we made significant strides as an organization. In addition to sharpening our focus on our core customers and enhancing our product portfolio, we strengthened our balance sheet, improved our operational capabilities and, once again, outperformed the broader commercial real estate industry. As we move into 2010 and beyond, we feel we are well-positioned to capitalize on the sizable opportunities in front of us and remain optimistic about the long-term potential of our franchise.

Performance of the LoopNet Marketplace, which accounted for approximately 75% of total revenue, was mixed in absolute terms, but remained substantially positive relative to the industry at large. We ended 2009 with over 732,000 active listings, more than 3.9 million registered members, and 68,378 Premium Members paying us $66.01 per month, on average. In addition, we averaged 985,000 monthly unique visitors to our web site throughout the year, and those visitors generated over 158 million property profile views. And, as mentioned previously, we saw noticeable improvement during the second half of 2009 in several key measures of our business, including Premium Member cancellation rates and demand-side levels of on-site activity, among others. In our view, the ongoing secular shift of marketing and searching activities from traditional venues to our online Marketplace helped to partially offset a substantial decline in transaction volumes in the overall commercial real estate market.

Other parts of our business, which accounted for roughly 25% of total revenue, saw results that were generally consistent with our Marketplace. Subscribers to RecentSales hit a new record high in 2009, as industry participants began refreshing their awareness of marketplace dynamics. At the same time, we saw adoption of LoopLink accelerate with the addition of Cushman & Wakefield, Jones Lang LaSalle, and ProLogis as customers, and expanded our online newspaper distribution network through agreements with Gannett Co. and Crain's Chicago Business. Demand for BizBuySell, niche verticals, and targeted advertising declined in 2009, following broader macroeconomic trends.

Total revenue in 2009 of $76.5 million, declined 11% from 2008, largely reflecting a decline in our base of Premium Members, partially offset by an improvement in monetization. However, we continued to be a strongly profitable company, generating $18.6 million in cash flow from operations, while consistently maintaining an appropriate level of investment in our future. To this end, we added scale to our core Marketplace, particularly on the For-Lease side; redesigned our Listing Profiles to deliver more information, better navigation, sharing functionality, and improved mapping integration; and, introduced and experimented with multiple enhancements to our core Search experience, focusing largely on increased speed and improved access to a wider variety of content.

Our goals for 2010 and beyond are straightforward and focused on serving our customers, expanding our business, and creating value for our stockholders. First, we will keep focused on maintaining our strong financial position, which is characterized by ample cash, no debt, and the strong ongoing profitability and cash flow generation of our business. Second, we will accelerate our rate of investment in the business to extend our position as the leading online Marketplace in the commercial real estate and business-for-sale industries and expand the array of services and information we offer to our members and customers. Last, we will continue building the organization and expanding our team of outstanding employees we have at LoopNet, who have undoubtedly been the primary factor in our success to date.

We look forward to more successes in 2010 and thank you, our stockholders, for your support!

Regards,

Richard J. Boyle, Jr.
Chairman and Chief Executive Officer
April 1, 2010

This document and the documents included herewith contain forward-looking statements based on expectations, estimates and projections as of the date of this document. Actual results may differ materially from expressed in forward-looking statements. See Item 7 of Part II of the Form 10-K included herewith — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements."

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-52026

LOOPNET, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0463987**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

185 Berry Street, Suite 4000
San Francisco, CA 94107
(Address of principal executive offices)

(415) 243-4200
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $164,473,461 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the Nasdaq Global Select Market reported for such date. Shares of common stock held by each officer and director and by certain other persons that may be deemed to be affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 34,554,464 shares of the registrant's common stock issued and outstanding as of February 19, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13, and 14 of Part III incorporate by reference information from the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2010 Annual Meeting of Stockholders.

TABLE OF CONTENTS

Statement regarding forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "should," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "potential," "predict" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements contained in this report include, but are not limited to, statements relating to:

- our future financial results;
- our future advertising and marketing activities;
- our future investments in technology, new products and services or companies; and
- trends in the commercial real estate market and the general economy.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" in Item 1A of Part I. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this report.

"LoopNet," "BizBuySell," "LoopLink," "Cityfeet," "LandAndFarm," and "BizQuest" are our registered trademarks in the United States. We also use the marks "RecentSales" and "ProspectList." This annual report on Form 10-K also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Internet Site

Our Internet address is *www.LoopNet.com.* We make publicly available free of charge on our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information contained on our website is not a part of this annual report on Form 10-K.

Where You Can Find Additional Information

You may review a copy of this annual report on Form 10-K, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission's Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as LoopNet, that file electronically with the Securities and Exchange Commission.

PART I

Item 1. *Business.*

LoopNet, Inc. ("we," the "Company" or "LoopNet") was incorporated under the laws of the state of California on June 2, 1997, and was reincorporated as a Delaware corporation in May, 2006.

We are the leading online marketplace for commercial real estate in the United States, based on the number of monthly unique visitors to our marketplace, which averaged approximately 900,000 during 2007 and 2008, and approximately 985,000 per month during 2009 as reported by comScore Media Metrix. comScore Media Metrix defines a unique visitor as an individual who visited any content of a website, a category, a channel, or an application. Our online marketplace, available at *www.LoopNet.com*, enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings including qualitative descriptions, financial and tenant information, photographs and key property characteristics, in order to find a buyer or tenant. Commercial real estate agents, buyers and tenants use the LoopNet online marketplace to search for available property listings that meet their commercial real estate criteria. By connecting the sources of commercial real estate supply and demand in an efficient manner, we believe that our online marketplace enables commercial real estate participants to initiate and complete more transactions more cost-effectively than through other means. As of December 31, 2009, the LoopNet online marketplace contained approximately 732,000 listings.

To use significant portions of the LoopNet online marketplace, users must register and become registered members. Registration requires that a user create a user record, which includes basic contact information such as name and a working email address, and also requires that a user accepts our Terms of Service. Basic membership is available free-of-charge, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to search LoopNet property listings, as well as numerous other features. The minimum term of a premium membership subscription is one month, with discounts available for quarterly or annual subscriptions. A customer choosing to cancel a discounted quarterly or annual subscription will receive a refund based on the number of months remaining on the subscription, but may be subject to an adjustment according to the monthly rate rather than the discounted rate. As of December 31, 2009, we had more than 3.9 million registered members and more than 68,000 premium members.

In addition to our LoopNet marketplace, we also operate BizBuySell and BizQuest, online marketplaces for operating businesses for sale.

We also generate revenues by selling our LoopLink online real estate marketing and database services suite to commercial real estate firms and by selling advertising and sponsorships on our website to parties who are seeking to market products or services to the LoopNet registered member base. Additionally, through our RecentSales product, members can access historical sale transaction information on a monthly subscription or per property transaction record basis. Additional information regarding our primary sources of revenue and our business segment are included in Note 1 to our consolidated financial statements. Additional information regarding our business' seasonality is included in "Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Industry Background

The commercial real estate industry encompasses real estate asset types such as office, industrial, retail, multi-family, hotel, storage and land for development. According to Prudential Real Estate Investors, the aggregate value of commercial real estate in the United States was approximately $6.4 trillion as of 2008.

Much like the residential real estate industry, the commercial real estate industry relies primarily on brokers and agents who facilitate sales and leasing transactions for a commission. According to CB Richard Ellis, the commercial real estate services industry in the United States generated approximately $23 billion in services revenue in 2004. This brokerage system is highly fragmented and, according to CB Richard Ellis, the top five commercial real estate brokerage firms accounted for less than 15% of the revenue generated by the commercial real estate services industry in 2004.

In most cases, commercial real estate agents associated with both small and large brokerage firms operate as independent contractors, make decisions for property marketing strategies, and seek cost-effective means to market their property listings. We believe that the majority of transactions in the industry are small and are consummated by local independent brokers.

According to the Association of Real Estate License Law Officials, there are approximately 3.0 million licensed real estate professionals in the United States, including commercial and residential real estate agents.

In addition to the brokerage community, industry participants include tenants, owners, property investors and business operators, all of which are actively involved in commercial real estate transactions. Commercial office, industrial, and retail properties are often occupied by operating businesses, which are generally either rent-paying tenants or owners of those properties. According to the Small Business Administration, in 2002 there were approximately 5.7 million operating businesses classified as "employers" and there were another 17.6 million operating businesses which were classified as "non-employers," such as small family-owned and -operated businesses. We also believe that there are a large number of private investors who actively participate in commercial real estate transactions.

The traditional processes for marketing and searching for commercial real estate are inefficient. Traditionally, agents working on behalf of commercial real estate sellers and landlords market their property listings through methods such as word of mouth in the brokerage community, signage placed directly on buildings for sale or with space for lease, availability lists that are printed and shared among brokerage firms, advertisements placed in print media including newspapers and other publications, direct mail campaigns and emails sent to private distribution lists.

Similarly, the process of searching for properties available for sale or for lease has been inefficient. Unlike the residential real estate industry, which is served by local multiple listing services or other central local databases of residential real properties available for sale, there has not been an equivalent listing service in the commercial real estate or operating business for sale industries. As a result, compiling a comprehensive and reliable collection of current for sale or for lease property listings has been a slow and expensive process for individual commercial real estate participants, requiring significant resources and often resulting in inaccurate and incomplete information.

The LoopNet Model

We provide an online marketplace that efficiently connects commercial real estate supply and demand. Our marketplace enables agents working on behalf of commercial real estate owners and landlords to list properties for sale or for lease. We provide tools that allow property listers to proactively contact potential buyers and tenants seeking specific types of properties. Similarly, we enable commercial real estate agents, buyers and tenants to search for available property listings that meet their criteria, such as price range, location, building size and property type. Individuals that search for and find properties that meet their requirements on our marketplace are able to contact and connect with the listing party and initiate a commercial real estate transaction such as a property purchase or lease. We offer property searchers access to a large number of available property listings that would be difficult and costly to compile through traditional means. We also enable property listers to cost-effectively reach a large number of buyers and tenants. We believe that the LoopNet online marketplace enables our members to initiate and complete more commercial real estate transactions more cost-effectively than through other means.

The key attributes of our business model include:

Leading commercial real estate online marketplace. We believe we have aggregated a critical mass of commercial real estate agents, property owners, landlords, buyers, tenants and for sale or for lease property listings. As a result, we believe that we are the leading online commercial real estate marketplace. As of December 31, 2009, we had more than 3.9 million registered members and more than 68,000 premium members. For the year ended December 31, 2009, visitors to LoopNet viewed property profiles on our website approximately 158 million times. During 2009, the number of monthly unique visitors to our marketplace averaged approximately 985,000 as reported by comScore Media Metrix. We believe that this critical mass of commercial real estate industry participants and properties listed for sale or for lease creates a cycle that helps us to continue to grow our member base and expand our online marketplace. Commercial real estate agents, property owners and landlords are attracted to LoopNet as a result of the large number of potential buyers and tenants, who in turn are attracted to our marketplace by the broad selection of properties listed on our marketplace.

Comprehensive member-generated content offering. The majority of our property listings are submitted by our members through our website, using our online tools. We enable members to provide detailed content on a property listing including description, financial and tenant information, photographs and key property characteristics. We automatically compile this content into an interactive property profile that is available to our members when they search for properties on our website. We believe that the content provided in our property profiles is more comprehensive, up-to-date and useful than the information provided in traditional commercial real estate property listings, such as newspaper and magazine ads or property signs. In addition, we believe that using member-generated property listings has allowed us to grow our online marketplace more efficiently and cost-effectively than if we had compiled the listings on our own.

Compelling member experience. Our marketplace is accessible at any time and we believe it is an intuitive, easy-to-use online service. Upon registering as a member, an owner or agent working for the owner can list properties on the service, and buyers and tenants can search for property listings quickly and easily. Properties are searchable immediately upon listing by our members. Basic members can list and search the properties for free. Our members can sign up to receive an email with updated listings that meet their criteria on a daily or weekly basis. We also offer several online tools that facilitate the communication between parties who are seeking to make a commercial real estate transaction. For example, a premium member that has listed a property can use our ProspectList feature to email other members who have searched for similar properties on our website. Members searching for properties are able to use our MyLoopNet feature to store multiple property profiles online to better organize their search process and find the property that is right for them. To assist members further, we offer member support via email and phone.

In addition to our LoopNet marketplace, we also operate BizBuySell and BizQuest, online marketplaces that enable business owners, sellers and brokers to list and search for operating businesses for sale. We believe that the operating business market is complementary in several ways to the commercial real estate market. In many cases, owners or brokers who are seeking to sell a business are also selling the commercial real estate associated with the business, and business owners are active participants in the commercial real estate market as both buyers and tenants. In addition, many commercial real estate agents also function as business brokers. We believe that BizBuySell and BizQuest benefit operating business owners, sellers and brokers by providing efficient online marketplaces to connect and initiate transactions.

The LoopNet Advantage

We developed our marketplace to address the needs of commercial real estate agents and the property owners, landlords, buyers and tenants they represent.

Benefits to Property Listers

Broad marketing exposure. Our online marketplace offers commercial real estate agents and the owners and landlords they represent an efficient way to market properties available for sale or for lease. Properties listed on our website gain exposure to our large audience of members who are interested in commercial real estate opportunities. The size and geographic breadth of our marketplace and member base enables property listers to realize marketing benefits for listings on both a local and national level. We believe that the marketing exposure provided by a property listing on our marketplace is superior to traditional commercial real estate marketing methods, such as newspapers ads and newsletters, and enables our members to complete more sale and lease transactions in a more efficient manner.

Cost-effective and measurable marketing method. We believe that the LoopNet online marketplace is more cost effective and accountable than traditional methods for marketing commercial real estate properties. Premium members are able to use our reporting tools to track and monitor the marketing exposure of their property listings and receive a marketing statistics email that indicates the number of times a property profile has been viewed. We believe that the low cost of a monthly premium membership and the features and measurability of our product offering is superior to commercial real estate marketing alternatives.

Detailed and up-to-date property listing information. Our marketplace allows our members to provide significantly more information on a real-time basis than they typically can provide using traditional commercial real estate marketing methods. For example, when submitting a property listing, a member may choose to include files containing detailed financial spreadsheets, descriptive brochures or hyperlinks to other information. We offer a set of online tools and services that facilitate the submission and verification of commercial real estate property listing information, and we provide additional information relating to the property such as detailed location and demographic data and aerial and satellite imagery. In addition, our online marketplace enables members to update their property listings. These updates are immediately available on our marketplace, ensuring that the property listings provide the most comprehensive and timely information.

Benefits to Property Searchers

Access to a large number of property listings. Our online marketplace contained approximately 732,000 property listings as of December 31, 2009, primarily from the United States and Canada. The listings in our marketplace include all major asset types, such as office, industrial, retail, land and multi-family properties of all sizes. We believe that the depth and breadth of our property listings make our online marketplace valuable to commercial real estate agents as well as property buyers and tenants.

Real-time, comprehensive information. Our online marketplace provides access to comprehensive content on commercial real estate properties available for sale or for lease. Our online property listings provide more information than is available through traditional methods such as print or fax. We are able to provide immediate updates on revised and new property listings on our website to our members. We also provide premium members with daily email alerts with new property listings that meet their specified criteria. In addition, through our RecentSales product, members can access historical sale transaction information from the LoopNet marketplace and third-party information service providers to inform their analysis and decision process.

Customized search engine. We have designed our online marketplace to be easy to use and navigate. Commercial real estate agents, buyers and tenants use our proprietary commercial real estate search engine to quickly find properties in our marketplace that meet their criteria. Members can search based on a number of commercial real estate industry-specific variables including property type and sub-type, location, size, price range and key word. We believe that offering a customized search engine makes our website easier to use for our members and allows them to derive more value from our online marketplace.

Our Strategy

Our objective is to enhance our position as the leading online marketplace for commercial real estate, operating businesses for sale, and related markets. To achieve this objective, we are pursuing the following strategy:

Expand our base of registered members. We believe that growing our base of registered members increases the value of our online marketplace to the sources of both supply and demand for the commercial real estate market. More property listings attract more individuals searching for properties, which in turn attracts more individuals seeking to list properties, making the LoopNet marketplace more valuable for all of our members. We intend to continue to grow our member base through focused marketing efforts to increase awareness of our online marketplace. We acquire new members through word-of-mouth referrals, online and traditional marketing and direct marketing campaigns. In addition, we plan to promote increased usage of the LoopNet online marketplace by facilitating more property listings and searches by existing members. As part of our efforts to increase our base of registered members, we offer free basic membership with limited functionality.

Derive revenue from premium members. We derive revenues primarily from premium memberships, so it is critical to our future growth that we convert basic members into premium members and grow our revenue per premium member. We intend to grow our premium member base by increasing the number of basic members and then highlighting to them the value and benefits of premium membership. We intend to grow our revenue per premium member by continuing to increase the value of the services we provide to our premium members, and to increase the value of the services provided. We promote the premium offering to our basic members throughout our website, including at initial registration and when they list and search for properties. We also plan on continuing to engage in targeted direct marketing to convert basic members into premium members.

Offer complementary products and services. Our online marketplace produces a significant amount of information on commercial real estate transactions and property listings. We intend to use the information provided by our online marketplace and from third-party sources to identify additional, complementary products and services that we could in the future offer to help commercial real estate transaction participants research and make property decisions. For example, our RecentSales product, an online service provides sale transaction information based upon data collected from transactions initiated through our website and from third-party information providers. We intend to continue offering commercial real estate transaction participants complementary information services to improve their analysis, decision and marketing processes. In addition, in January 2010, we invested in and formed a strategic partnership with AuctionPoint, a solution provider to commercial real estate brokers in support of auction offerings.

Enhance the functionality of our marketplace. We intend to continue to invest in improving our marketplace. For example, in 2009, we completely rebuilt the listing search and display functionality to be much faster and provide additional types of information. Additionally, we have expanded the accessibility of our information through the introduction of a mobile device (iPhone) application. We will continue to enhance our product offering to grow our base of premium members and to increase the value of our online marketplace to our members.

Expand into new markets. We believe that there are opportunities to expand into new markets, although we have no current plans to do so. We expanded into the operating business for sale market through our acquisition of BizBuySell, an online marketplace for operating businesses for sale, in October 2004 and recently completed the acquisition of BizQuest in January 2010 to further our growth and consolidation of the business for sale industry. We intend to identify and pursue appropriate opportunities in other markets that are related to the commercial real estate industry where we can apply our expertise in developing online marketplaces. We may also pursue similar opportunities outside the United States. We are currently planning to increase our rate of internal and external investments, including through acquisition opportunities, to extend our leadership position and capitalize on the commercial real estate industry's shifting dynamics.

Increase opportunities to advertise to our member base. We intend to increase the advertising opportunities available to parties who are seeking to market products and services to our member base. We believe that our large base of members is attractive to companies marketing to the commercial real estate industry. For example, a commercial real estate lender may want to market a real estate loan program to an individual who is purchasing a property. We plan on making additional sponsorship and lead generation advertising opportunities available to parties who are interested in marketing to our member base.

Products and Services

Our products and services facilitate the sale and lease of commercial real estate by enabling industry participants to list and find properties on our online marketplace and to contact and transact with one another. Through our online marketplace, commercial real estate agents working on behalf of sellers and landlords can list their properties for sale or for lease along with detailed qualitative descriptions, quantitative specifications, photographs and diagrams. Buyers and tenants of commercial real estate and their agents can perform highly targeted searches and review the property listings on our online marketplace. By addressing the needs of commercial real estate industry participants, we believe that we have built the leading online commercial real estate marketplace.

Our customers access the LoopNet, BizBuySell and BizQuest online marketplaces through the following product and service offerings:

Basic and premium membership. We offer two types of memberships on the LoopNet marketplace. Basic membership is available free-of-charge to anyone who registers at our website, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features. Our fee for our LoopNet premium membership averaged $66.01 per month during the fourth quarter of 2009. The minimum term of a premium membership subscription is one month.

We also offer quarterly and annual subscriptions which are priced and discounted accordingly, and paid in advance for the subscription period. A customer choosing to cancel a discounted quarterly or annual subscription will receive a refund based on the number of months remaining on the subscription, but may be subject to an adjustment according to the monthly rate rather than the discounted rate. Premium membership provides members with maximum marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features provided on our marketplace. We believe that the benefits provided by a premium membership enable premium members to initiate and complete more commercial real estate transactions. The following table illustrates some of the key features of basic and premium membership:

	Basic Membership	Premium Membership
Listing Benefits		
Detailed Property Listings	✓	✓
MyLoopNet — Listing Management Center	✓	✓
Enhanced Listing Exposure		✓
ProspectList — Lead Generation		✓
Marketing Exposure Statistics		✓
Controlled Access Marketing		✓
Searching Benefits		
Listings Search Engine	✓	✓
MyLoopNet — Searching Management Center	✓	✓
Enhanced Listings Access		✓
PropertyAlert — Email Alerts of New Listings	Weekly	Daily
Reporting and Map-Based Presentations		✓
MapSearch	✓	✓

- *Property listing.* Our property listing service allows customers to quickly and easily submit listings on properties available for sale or for lease, enabling them to reach a large audience of commercial real estate transaction participants. All listings submitted to the LoopNet online marketplace are processed through a listing quality assessment mechanism. Members can submit an unlimited number of listings and include detailed property listing information, including building description, financial and tenant information, photographs and key property characteristics. Our service automatically compiles this information into a professional-quality online brochure.

- *MyLoopNet.* Members can use MyLoopNet to manage various features of their LoopNet membership, including managing their listings and tracking the exposure their property profiles have received.

- *Enhanced Listing Exposure.* Property listings submitted by basic members can only be viewed by premium members. Property listings submitted by premium members are available for viewing by all registered members and have premium placement on search results.

- *ProspectList.* Premium members have exclusive access to ProspectList, a reverse lookup search function that enables property listers to market listings to specific agents, buyers and tenants who have posted their property purchase or lease criteria on LoopNet and requested that they be contacted with property listings that match those criteria.

- *Marketing Exposure Statistics.* Premium members have access in MyLoopNet to various statistics on the number of exposures being generated for their listings on LoopNet.
- *Controlled Access Marketing.* Premium members can use Controlled Access Marketing to password-protect their listings. For example, a premium member might choose to limit access to a property listing such that searchers can only access the listing details after agreeing to a confidentiality agreement with the listing agent.
- *Property searching.* We developed our property search engine specifically for the commercial real estate market. Members use our proprietary search engine to identify properties available for sale or for lease on our online marketplace that meet their criteria. Members can search for properties based on a broad scope of commercial real estate specifications, including property type and sub-type, location, building and lot size, and price range. Members can also search using map-based geographic searching combined with various property listing attributes, including a keyword search capability.
- *MyLoopNet.* Members can use MyLoopNet to manage various features of their LoopNet membership, including saving links to multiple property profiles and detailed search parameters for future use. Members can also use MyLoopNet to specify the criteria for PropertyAlert emails.
- *Enhanced Listings Access.* Basic members are able to view summary details of their search results but can only view property profiles submitted by premium members. Premium members have full access to all property listings and profiles.
- *PropertyAlert.* Members can use PropertyAlert to receive email alerts with new property listings that meet their selection criteria. Premium members receive email alerts daily, while basic members receive email alerts weekly.
- *Reporting and Map-Based Presentations.* Premium members can automatically generate professional-quality reports and maps of properties they have selected to use for presentations to clients and interested parties.
- *MapSearch.* Members have access to MapSearch, an interactive and dynamic aerial and satellite image map interface for property searches.

LoopLink. LoopLink is an online real estate marketing and database services suite that enables commercial real estate firms to showcase their available properties both on the LoopNet marketplace and on the brokerage firm's own website using our hosted search software. Within LoopNet, each LoopLink listing is branded with the client's logo and is hyperlinked to the client's website. Additionally, the LoopLink service provides customizable, branded property search and results screens that can be integrated into the client's website. The LoopNet import service offers the opportunity to simplify the process of submitting listings to LoopNet from the client's internal databases, and features advanced data matching and data integrity rules and file conversion capabilities. We charge a monthly subscription fee to commercial real estate firms for the LoopLink service. Key features of LoopLink include comprehensive reporting and listing administration tools, a searchable and seamlessly integrated professional directory, property mapping for geographic and feasibility analysis, thumbnail photos and expanded property descriptions in search results.

RecentSales. RecentSales is a comprehensive nationwide database of recent commercial real estate transactions collected from sales initiated through our online marketplace and from third party information providers. Our RecentSales service enables property searchers to review precedent sales data to inform commercial real estate valuation analysis based on asset type, asking and sale price, sale date, property address and size. RecentSales is available for a monthly subscription or on a per-property-record basis.

Advertising and lead generation. Our large base of registered members represents an attractive marketing opportunity for parties who are in sectors related to the commercial real estate industry. We provide advertising and lead generation services which can be used, for example, to generate enhanced marketing exposure for a property listed for sale or for lease, general branding exposure for a particular party or service provider, or sales leads for specific service providers such as commercial mortgage lenders. Advertisers using our services pay fees based on 1) the number of ad impressions, 2) the number of clickthroughs for an ad, or 3) the leads that we provide to them from an ad. The market for our advertising products is comprised of any party wishing to advertise services to our community of registered members who are participating in commercial real estate and operating business for sale transactions.

Business-for-Sale. Similar to LoopNet, BizBuySell and BizQuest are online marketplaces for operating businesses for sale. Business sellers pay a fee to list their operating businesses for sale, and interested buyers can search our listings for free. The BizBuySell and BizQuest Franchise Directories allow interested business buyers to search hundreds of franchise opportunities, and franchisors can list their availabilities in the directory on a cost per lead basis.

REApplications. REApplications ("REApps") provides a comprehensive integrated suite of commercial brokerage automation software. REApps' products are focused exclusively on serving the needs of the commercial real estate sector and are web-based, available on-demand on a hosted basis, eliminating the need to install software. The REApps product suite includes core functions for managing market research including property inventory, listings & comparables, commission management, customer relationship management (CRM), project tracking and transaction management.

Sales and Marketing

The main objectives of our sales and marketing department are to increase our base of LoopNet registered members, to build awareness among our members for our suite of products and services and to convert basic members to premium members. In addition, some of our sales professionals focus on a specific product, such as our LoopLink service. We also have a team dedicated to selling our advertising products.

Our marketing team is responsible for generating new registered members. Our primary source of new registered members is word-of-mouth referrals. We use direct marketing and online and traditional advertising to market to potential members. Our direct marketing program includes direct mail, email and outbound telesales campaigns that are designed to deliver targeted messages to prospective members about our products and services. Our online advertising consists primarily of paid search marketing. We also sponsor and attend local industry association events, and participate in industry trade shows and conferences to engage with existing LoopNet members, identify potential new members and build brand awareness with key member constituents such as commercial real estate agents or property investors.

Our sales team is responsible for identifying and qualifying new customer prospects, including premium members and commercial real estate brokerage firms, responding to inbound sales inquires, selling our products and services, identifying cross-selling and education opportunities, and assisting with product training. In addition, our sales team is responsible for building internal and external awareness related to new product offerings.

Our sales team is also responsible for converting our basic members to premium members. We believe that encouraging basic members to use our products and services is a highly effective way to promote premium membership. We also communicate the value of our products and services to our basic members through targeted direct marketing including permission-based email and telemarketing.

Our customer and account services staff is responsible for ensuring customer satisfaction by providing high quality and tailored customer support. We solicit feedback from our customers to assess and understand market trends, provide training and demonstrations, build awareness for our products and identify new product opportunities. We believe that providing a high level of customer service is an important element of our member retention program.

Competition

Our market is competitive and fragmented. Although there is no one firm that competes with us in all of our service and product areas, we do face competition from separate sources with respect to our different product offerings.

Because there is no comprehensive national commercial real estate listing service, the primary alternatives to our services are the traditional practices used by the commercial real estate industry. These include print brochures created by listing agents that are mailed and distributed by hand; "current availabilities" lists printed and shared among brokerage firms; signage on properties; email brochures distributed to private distribution lists; word of mouth in the brokerage community; and newspaper advertisements. We believe that these practices do not create an efficient mechanism to market, search or compare property listings locally or nationally.

We compete with CoStar Group, Inc., a provider of information, research and marketing services to the commercial real estate market. Some of the services that CoStar offers directly compete with our product offerings. For example, CoStar provides commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace.

Several companies, such as Property Line International, Inc., have created online property listing services that compete with us. These companies aggregate property listings obtained through various sources, including from commercial real estate agents. In addition, newspapers include on their websites listings of commercial real estate for sale and for lease.

In the past, the National Association of REALTORS® or NAR, its local boards of REALTORS®, its various affiliates, and other third parties have created commercial real estate information and listing services. These services could provide commercial real estate for sale and for lease property listings, and transaction comparables, which compete directly with our online commercial real estate marketplace services.

Companies such as eBay Inc. and craigslist, Inc. provide commercial real estate listing or advertising services in addition to a wide variety of other products or services. eBay and craigslist operate real estate listing services which include commercial real estate and operating businesses. Other large Internet companies, such as Google, Yahoo! and Microsoft, have classified listing services which could be used to market and search for commercial real estate property listings.

Technology and Infrastructure

We have developed proprietary software that facilitates the listing and searching of commercial properties and businesses for sale or for lease on our marketplaces. The LoopNet marketplace is built primarily on Microsoft technology, utilizing the Microsoft.Net framework and Microsoft SQL Server. The system has been specifically built to provide capacity scaling through the addition of server and network hardware without making software changes. The system is secure, and important components have redundancy. Tape backups are performed daily and the tapes are rotated to a secure, offsite facility. Static website content is cached at locations across the United States to maximize website speed throughout the country.

Our primary website is hosted in a co-location facility in Los Angeles, California. A secondary, backup facility is maintained in a co-location facility in San Francisco, California. The backup system provides complete client functionality and business critical internal functionality with capacity to operate the business in the event of a catastrophic event affecting the Los Angeles facility. Listing data updates are sent to the backup system on a regular basis to minimize data loss in the event of a primary site failure. Both facilities are earthquake-resistant and have physical access security, environmental controls, and internal power generation capabilities.

Some business units utilize Unix technology built on RedHat Enterprise Linux and Apache web service in addition to our other technologies. Additionally, we utilize data centers in Virginia, Texas, and New York for specific services. All of these datacenters have security, environmental, and backup controls equivalent to our primary datacenter.

As part of our normal business operations, we collect and utilize personal information. The use of all personal information is governed by our Terms and Conditions, which are posted on the website. Additionally, the use of personal information is reviewed and certified annually by TRUSTe.

We take steps to protect the personal information we collect and use. All personal information collected is stored in our databases. Access to this information by internal users is protected and controlled by network passwords. Our company has clear policies and procedures that our employees must follow to protect against compromising the security of the personal information we collect and maintain, and we communicate those policies and procedures regularly to our employees. Additionally, access to our network, and consequently to the databases, is protected by an industry standard firewall. External access to the network is tested monthly by a third-party security consultant (AmbironTrustWave) for vulnerabilities. All database servers and related equipment are maintained in physically secured environments with access limited to operations personnel only. Data backups are also maintained in a physically secured offsite location with controlled access.

An additional level of protection is implemented for financially sensitive personal information. Information such as credit card numbers are stored on our databases in an encrypted format. This encryption is intended to ensure that anyone gaining access to our servers will still be unable to obtain sensitive information.

Our technology and product development expenses were $6.4 million, $9.1 million, and $10.7 million in 2007, 2008, and 2009, respectively.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the United States as well as contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered or pending in the United States for our name and certain words and phrases that we use in our business. We also rely on copyright laws to protect computer programs relating to our websites and our proprietary technologies, although to date we have not registered for copyright protection. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technology.

Protecting our intellectual property rights is costly and time-consuming. From time to time, we may encounter disputes over rights and obligations concerning our intellectual property. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, and our ability to compete.

Employees

As of December 31, 2009, we had 275 employees. None of our employees are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and we consider our employee relations to be good.

Executive Officers

The following table sets forth information about our executive officers as of March 1, 2010.

Name	Age	Position
Richard J. Boyle, Jr.	44	Chief Executive Officer and Chairman of the Board of Directors
Thomas Byrne	43	President and Chief Operating Officer
Brent Stumme	47	Chief Financial Officer and Senior Vice President, Finance and Administration
Jason Greenman	42	Chief Strategy Officer and Senior Vice President, Corporate Development
Wayne Warthen	46	Chief Technology Officer and Senior Vice President, Information Technology

Richard J. Boyle, Jr. has served as our Chief Executive Officer, and Director from July, 2001, and Chairman of the Board of Directors since February, 2006. Mr. Boyle also served as our President from July, 2001 through January, 2008. Prior to being named our President, Chief Executive Officer, and Director, Mr. Boyle was Vice President of LoopNet in charge of product and technology development and operations from December 1999 to July 2001. Prior to joining LoopNet, Mr. Boyle was Senior Vice President of Products & Technology at Risk Management Solutions. Mr. Boyle holds a B.S. in Electrical Engineering from Stanford University.

Thomas Byrne has served as President and Chief Operating Officer since January, 2008. Mr. Byrne also served as Chief Marketing Officer and Vice President, Marketing and Sales since 2002 and Senior Vice President, Marketing and Sales since February, 2006. Prior to joining LoopNet, Mr. Byrne served as Group Vice President of NextCard, a credit card company. Mr. Byrne holds a B.S. of Electrical Engineering, with highest honors, from Georgia Tech and an M.B.A. from the Harvard Business School.

Brent Stumme has served as Chief Financial Officer and Vice President, Finance and Administration since 2001 and Senior Vice President, Finance and Administration since February, 2006. Prior to joining LoopNet, Mr. Stumme was Chief Financial Officer for PropertyFirst.com, Inc., which merged with the Company in July, 2001. Prior to joining PropertyFirst, Mr. Stumme was Senior Finance Executive of the CalMat division of Vulcan Materials Company. Mr. Stumme holds a B.S. in Accounting from the University of Oregon and an M.B.A. from the University of Southern California. Mr. Stumme is a certified public accountant.

Jason Greenman has served as Chief Strategy Officer and Senior Vice President, Corporate Development since January, 2008. Mr. Greenman also served as Chief Product Officer from 2005 through 2008 and Senior Vice President, Business and Product Development from 2006 through 2008. Mr. Greenman joined LoopNet as Vice President, Business and Product Development in 2002. Prior to joining LoopNet, Mr. Greenman co-founded and served as Senior Vice President, Business Development, of Clareon Corporation, a provider of Internet-based electronic payment services, from 2000 to 2001. Mr. Greenman holds a B.S. in Product Design with distinction from Stanford University and a Master's of Management from the Stanford University Graduate School of Business, where he was a Sloan Fellow.

Wayne Warthen has served as Chief Technology Officer since 2001 and Senior Vice President, Information Technology since February, 2006. Mr. Warthen also served as Vice President, Information Technology since 1999. Prior to joining LoopNet, Mr. Warthen was Director of Internet Infrastructure, PC/LAN services and Business Development for Experian Information Solutions from 1996 to 1999. Mr. Warthen holds a B.A. in Economics from California State University at Fullerton.

Item 1A. *Risk Factors.*

Because of the following factors, as well as other variables affecting our operating results and financial condition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem to be currently immaterial also may impair our business operations. If any of the stated risks actually occur, our business, financial condition and operating results could be materially adversely affected.

The ongoing decline in the commercial real estate market and overall economy could negatively affect our revenues, expenses and operating results.

Our business is sensitive to trends in the general economy and trends in commercial real estate markets, which are unpredictable and continue to experience severe disruptions. Currently, the credit crisis and turbulence in the debt markets continue to affect the investment sales market, contributing to a significant slow down in our industry, which we anticipate will continue during 2010. These negative general economic conditions could further reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our services. Conditions such as continued tightening in credit markets, reduced industry-wide transaction volumes and negative trends in consumer confidence in global and domestic markets could also further dampen the general economy, and our business. While we believe the increase in the number of distressed sales and resulting decrease in asset prices will eventually translate to greater market activity, the current overall reduction in sales transaction volume continues to negatively impact our business.

Therefore, our operating results, to the extent they reflect changes in the broader commercial real estate industry, may be subject to significant fluctuations. Factors that are affecting and could further affect the commercial real estate industry include:

- periods of economic slowdown or recession globally, in the United States or locally;
- inflation;

- flows of capital into or out of real estate investment in the United States or various regions of the United States;
- rates of unemployment;
- interest rates;
- the availability and cost of capital;
- wage and salary levels; or
- concerns about any of the foregoing.

We believe that the commercial real estate industry is composed of many submarkets, each of which is influenced differently, and often in opposite ways, by various economic factors. We believe that commercial real estate submarkets can be differentiated based on factors such as geographic location, value of properties, whether properties are sold or leased, and other factors. Each such submarket may be affected differently by, among other things:

- economic slowdown or recession;
- changes in levels of rent or appreciation of asset values;
- changing interest rates;
- tax and accounting policies;
- the availability and cost of capital;
- costs of construction;
- increased unemployment;
- lower consumer confidence;
- lower wage and salary levels;
- war, terrorist attacks or natural disasters; or
- the public perception that any of these conditions may occur.

For example, as of December 31, 2009, approximately 26% of our premium members were based in California and approximately 11% were based in Florida. Negative conditions in these or other significant commercial real estate submarkets could disproportionately affect our business as compared to competitors who have less or different geographic concentrations of their customers. Events such as a war or a significant terrorist attack are also likely to affect the general economy, and could cause a slowdown in the commercial real estate industry and therefore reduce utilization of our marketplace, which could reduce our revenue from premium members. The occurrence of any of the events listed above could increase our need to make significant expenditures to continue to attract customers to our marketplace.

Our business is largely based on a subscription model, and accordingly, any failure to increase the number of our customers or retain existing customers could cause our revenues to decline.

Our customers include premium members of our LoopNet marketplace, LoopLink users, users of our BizBuySell, BizQuest, Cityfeet and LandAndFarm marketplaces, RecentSales subscribers, REApplications users and advertising and lead generation customers. Most of our revenues are generated by subscription fees paid by our premium members. Our growth depends in large part on increasing the number of our free basic members and then converting them into paying premium members, as well as retaining existing premium members. Either category of members may decide not to continue to use our services in favor of alternate services or because of budgetary constraints or other reasons. Since the fourth quarter of 2007, our average monthly cancellation rate for premium members has exceeded our historical rate of three to five percent. We believe the higher cancellation rate is primarily the result of a significant slow-down in transaction activity in the commercial real estate industry that began in the fourth quarter of 2007, due to deteriorating economic conditions and due to the "credit crunch" impacting the availability and cost of debt capital for real estate transactions.

If our existing members choose not to use our services, decrease their use of our services, or change from being premium members to basic members, or we are unable to attract new members, listings on our site could be reduced, search activity on our website could decline, the usefulness of our services could be diminished, and we could incur significant expenses and/or experience declining revenues.

The value of our marketplace to our customers is dependent on increasing the number of property listings provided by and searches conducted by our members. To grow our marketplace, we must convince prospective members to use our services. Prospective members may not be familiar with our services and may be accustomed to using traditional methods of listing, searching, marketing and advertising commercial real estate. We cannot assure you that we will be successful in continuing to acquire more members, in continuing to convert free basic members into paying premium members or that our future sales efforts in general will be effective. Further, it is difficult to estimate the total number of active commercial real estate agents, property owners, landlords, buyers and tenants in the United States during any given period. As a result, we do not know the extent to which we have penetrated this market. If we reach the point at which we have attempted to sell our services to a significant majority of commercial real estate transaction participants in the United States, we will need to seek additional products and markets in order to maintain our rate of growth of revenues and profitability.

We rely on our marketing efforts to generate new registered members. If our marketing efforts are ineffective, we could fail to attract new registered members, which could reduce the attractiveness of our marketplace to current and potential customers and lead to a reduction in our revenues.

We believe that the attractiveness of our services and products to our current and potential customers increases as we attract additional members who provide additional property listings or conduct searches on our marketplace. This is because an increase in the number of our members and the number of listings on our website increases the utility of our website and of its associated search, listing and marketing services. In order to attract new registered members, we rely on our marketing efforts, such as word-of-mouth referrals, direct marketing, online and traditional advertising, sponsoring and attending local industry association events, and attending and exhibiting at industry trade shows and conferences. There is no guarantee that our marketing efforts will be effective. If we are unable to effectively market our products and services to new customers, or convert existing basic members into premium members, and we are not able to offset any decline in our rate of conversion of basic members to premium members with higher average subscription prices, our revenues and operating results could decline as a result of current premium members failing to renew their premium memberships and potential premium members failing to become premium members.

If we are unable to obtain or retain listings from commercial real estate brokers, agents, and property owners, our marketplace could be less attractive to current or potential customers, which could result in a reduction in our revenues.

Our success depends substantially on the number of commercial real estate property listings submitted by brokers, agents and property owners to our online marketplace. The number of listings on our marketplace has grown from approximately 560,000 as of December 31, 2007, to approximately 652,000 as of December 31, 2008, to approximately 732,000 as of December 31, 2009. If agents marketing large numbers of property listings, such as large brokers in key real estate markets, choose not to continue their listings with us, or choose to list them with a competitor, our website would be less attractive to other real estate industry transaction participants, thus resulting in cancelled premium memberships, failure to attract and retain new members, or failure to attract advertising and lead generation revenues.

We may be unable to compete successfully with our current or future competitors.

The market to provide listing, searching and marketing services to the commercial real estate industry is highly competitive and fragmented, with limited barriers to entry. Our current or new competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. All of the services which we provide to our customers, including property and business listing, searching, and marketing services, are provided separately or in combination to our current or potential customers by other companies that compete with us. These companies, or new market entrants, will continue to compete with us. Listings in the commercial real estate industry are not marketed exclusively through any single channel, and accordingly our competition could aggregate a set of listings similar to ours. Increased competition could result in a reduction in our revenues or our rate of acquisition of new customers, or loss of existing customers or market share, any of which would harm our business, operating results and financial condition.

We compete with CoStar Group, Inc., a provider of information, research and marketing services to the commercial real estate market. Some of the services that CoStar offers directly compete with our product offering. For example, CoStar provides commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace. CoStar also recently introduced a marketing service which competes directly with our marketing services geared toward the general public.

Several companies, such as Property Line International, Inc., have created online property listing services that compete with us. These companies aggregate property listings obtained through various sources, including from commercial real estate agents. In addition, newspapers typically include on their websites listings of commercial real estate for sale and for lease. If our current or potential customers choose to use these services rather than ours, demand for our services could decline.

Additionally, the National Association of REALTORS®, or NAR, its local boards of REALTORS®, its various affiliates, and other third parties have in the past created, and they or others may in the future create, commercial real estate information and listing services. These services could provide commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace. If they succeed in attracting a significant number of commercial real estate transaction participants, demand for our services may decrease.

Large Internet companies that have large user bases and significantly greater financial, technical and marketing resources than we do, such as eBay Inc. and craigslist, Inc., provide commercial real estate listing or advertising services in addition to a wide variety of other products or services. eBay and craigslist operate real estate listing services which include commercial real estate and operating businesses. Other large Internet companies, such as Google, Yahoo! and Microsoft, have classified listing services which could be used to market and search for commercial real estate property listings. Competition by these companies could reduce demand for our services or require us to make additional expenditures, either of which could reduce our profitability.

Our current focus on internal and external investments for long term growth may result in flat revenue growth rates and place downward pressure on our operating margin in the near future.

We plan to increase the rate of investments in our business, including internal investments in product development, data aggregation, sales and marketing, and external investments through potential acquisitions. This investment strategy is intended to accelerate our revenue growth and market share gains in the future as activity in the commercial real estate industry shows signs of stabilizing and begins to recover. While we believe this strategy will enable us to capitalize on opportunities we see in our industry and extend our leadership position, we expect our operating margins to experience a downward pressure and our revenue growth rate to be flat in the short term as a result of our planned investments and economic environment. Furthermore, if the industry fails to stabilize or deteriorates furthering 2010, such investments may not have their intended effect. If we unable to successfully execute our investment strategy or fail to adequately anticipate potential problems, we may experience further decreases in our revenues and operating margins.

If we are not able to successfully identify or integrate acquisitions, our management's attention could be diverted, and efforts to integrate acquisitions could consume significant resources.

We have made acquisitions of, and investments in, other companies, and we may in the future further expand our markets and services in part through additional acquisitions of, or investments in, other complementary businesses, services, databases and technologies. For example, in October, 2004, we acquired BizBuySell, an online marketplace for operating businesses for sale, in August, 2007, we acquired Cityfeet.com Inc., in April, 2008, we acquired REApplications, Inc., in July, 2008, we acquired LandAndFarm.com, and in January 2010, we acquired BizQuest. Mergers and acquisitions are inherently risky, and we cannot assure you that our acquisitions will be successful. The successful execution of any acquisition strategy will depend on our ability to identify, negotiate, complete and integrate such acquisitions and, if necessary, obtain satisfactory debt or equity financing to fund those acquisitions. Failure to manage and successfully integrate acquired businesses could harm our business. Acquisitions involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, and products of the acquired companies;
- diversion of management's attention from the normal daily operations of our business;
- inability to maintain the key business relationships and the reputations of acquired businesses;
- entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;
- dependence on unfamiliar affiliates and partners;
- insufficient revenues to offset increased expenses associated with acquisitions;
- reduction or replacement of the sales of existing services by sales of products or services from acquired lines of business;
- responsibility for the liabilities of acquired businesses;
- inability to maintain our internal standards, controls, procedures and policies; and
- potential loss of key employees of the acquired companies.

We may also incur costs, and divert our management's attention from our business, by pursuing potential acquisitions or other investments which are never consummated.

Although we undertake a due diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

In addition, if we finance or otherwise complete acquisitions or other investments by issuing equity or convertible debt securities, our existing stockholders may be diluted.

Our operating results and revenues are subject to fluctuations that may cause our stock price to decline, and our quarterly financial results may be subject to seasonality, each of which could cause our stock price to decline.

Our revenues, expenses and operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues, expenses and operating results may fluctuate from quarter to quarter due to factors including those described below and elsewhere in this Annual Report on Form 10-K:

- rates of member adoption and retention;
- changes in our pricing strategy and timing of changes;
- changes in our marketing or other corporate strategies;
- our introduction of new products and services or changes to existing products and services;
- the amount and timing of our operating expenses and capital expenditures;
- the amount and timing of non-cash stock-based charges;

- the amount and timing of litigation related expenses;
- costs related to acquisitions of businesses or technologies; and
- other factors outside of our control.

Our results of operations could vary significantly from quarter to quarter due to the seasonal nature of the commercial real estate industry. The timing of widely observed holidays and vacation periods, particularly slow downs during the end-of-year holiday period, and availability of real estate agents and related service providers during these periods, could significantly affect our quarterly operating results during that period. For example, we have historically experienced a significant decline in the rate of growth of both new memberships and revenues during the fourth quarter.

These fluctuations or seasonality effects could negatively affect our results of operations during the period in question and/or future periods or cause our stock price to decline.

If we are unable to introduce new or upgraded services or products that our customers recognize as valuable, we may fail to attract new customers or retain existing customers. Our efforts to develop new and upgraded products and services could require us to incur significant costs.

To continue to attract new members to our online marketplace, we may need to continue to introduce new products or services. We may choose to develop new products and services independently or choose to license or otherwise integrate content and data from third parties. Developing and delivering these new or upgraded services or products may impose costs and require the attention of our product and technology department and management. This process is costly, and we may experience difficulties in developing and delivering these new or upgraded services or products. In addition, successfully launching and selling a new service or product will require the use of our sales and marketing resources. Efforts to enhance and improve the ease of use, responsiveness, functionality and features of our existing products and services have inherent risks, and we may not be able to manage these product developments and enhancements successfully. If we are unable to continue to develop new or upgraded services or products, then our customers may choose not to use our products or services.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed.

The success of our business depends in large part on our intellectual property, and our intellectual property rights, including existing and future trademarks, trade secrets, and copyrights, are and will continue to be valuable and important assets of our business. Our business could be significantly harmed if we are not able to protect the content of our databases and our other intellectual property.

We have taken measures to protect our intellectual property, such as requiring our employees and consultants with access to our proprietary information to execute confidentiality agreements. We also have taken action, and in the future may take additional action, against competitors or other parties who we believe to be infringing our intellectual property. For example, on November 15, 2007 the Company filed a lawsuit against CoStar Group, Inc. and CoStar Realty Information, Inc. in the Superior Court for the State of California, County of Los Angeles, asserting claims for breach of contract and unfair business practices arising out of CoStar's alleged unlawful use of data from the Company's Web site for competitive purposes. All current litigation with CoStar was settled in December 2009, although the Company incurred significant legal costs to protect its intellectual property. We may in the future find it necessary to assert claims regarding our intellectual property. These measures may not be sufficient or effective to protect our intellectual property. These measures could also be expensive and could significantly divert our management's attention from other business concerns.

We also rely on laws, including those regarding patents, copyrights, and trade secrets, to protect our intellectual property rights. Current laws may not adequately protect our intellectual property or our databases and the data contained in them. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights.

Others may develop technologies that are similar or superior to our technology. Any significant impairment of our intellectual property rights could require us to develop alternative intellectual property, incur licensing or other expenses, or limit our product and service offerings.

We could face liability for information on our website or general litigation claims.

We provide information on our website, including commercial real estate listings, that is submitted by our customers and third parties. We also allow third parties to advertise their products and services on our website and include links to third-party websites. We could be exposed to liability with respect to this information. Customers could assert that information concerning them on our website contains errors or omissions and third parties could seek damages for losses incurred if they rely upon incorrect information provided by our customers or advertisers. We could also be subject to claims that the persons posting information on our website do not have the right to post such information or are infringing the rights of third parties. For example, in 1999, CoStar sued us, claiming that we had directly and indirectly infringed their copyrights in photographs by permitting our members to post those photographs on our website. Although the court issued rulings that were favorable to us in that litigation, other persons might assert similar or other claims in the future. In June 2009, CoStar filed a complaint against us alleging that we have infringed their copyrights and trademarks because photographs bearing CoStar's logo that were posted by third parties allegedly appeared in our RecentSales product. All current litigation with CoStar was settled in December 2009. Among other things, we might be subject to claims that by directly or indirectly providing links to websites operated by third parties, we would be liable for wrongful actions by the third parties operating those websites. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.

The Digital Millennium Copyright Act, or DMCA, allows copyright owners to obtain subpoenas compelling disclosure by an Internet service provider of the names of customers of that Internet service provider. We have been served with such subpoenas in the past, and may in the future be served with additional such subpoenas. Compliance with subpoenas under the DMCA may divert our resources, including the attention of our management, which could impede our ability to operate our business.

Our potential liability for information on our websites or distributed by us to others could require us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our online marketplace to users. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

If we are unable to convince commercial real estate brokers and other commercial real estate professionals that our services and products are superior to traditional methods of listing, searching, and marketing commercial real estate, they could choose not to use our marketplace, which could reduce our revenues or increase our expenses.

A primary source of new customers for us is the commercial real estate professional community. Many commercial real estate professionals are used to listing, searching and marketing real estate in traditional ways, such as through the distribution of print brochures, sharing of written lists, placing signs on properties, word-of-mouth, and newspaper advertisements. Commercial real estate professionals may prefer to continue to use traditional methods or may be slow to adopt our products and services. If we are not able to continue to persuade commercial real estate professionals of the efficacy of our products and services, they may choose not to use our marketplace, which could reduce our revenues. In addition, we could be required to increase our marketing and other expenditures to continue our efforts to attract these potential customers.

Our business depends on retaining and attracting capable management and operating personnel.

Our success depends in large part on our ability to retain and attract high-quality management and operating personnel, including our Chief Executive Officer and Chairman of the Board of Directors, Richard J. Boyle, Jr.; our President and Chief Operating Officer, Thomas Byrne; our Chief Financial Officer and Senior Vice President, Finance and Administration, Brent Stumme; our Chief Strategy Officer and Senior Vice President, Corporate Development, Jason Greenman; and our Chief Technology Officer and Senior Vice President, Information Technology, Wayne Warthen. Our business plan was developed in large part by our senior-level officers, and its implementation requires their skills and knowledge. We may not be able to offset the impact on our business of the loss of the services of Mr. Boyle or other key officers or employees. We have no employment agreements that prevent any of our key personnel from terminating their employment at any time, and we do not maintain any "key-person" life insurance for any of our personnel.

Furthermore, our business requires skilled technical, management, product and technology, and sales and marketing personnel, who are in high demand and are often subject to competing offers. Competition for qualified employees is intense in our industry, and the loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could harm our business. To retain and attract key personnel, we use various measures, including an equity incentive program and incentive bonuses for key executive officers and other employees. We have also entered into change of control severance agreements with our key executive officers, which provide, in part, certain severance benefits and acceleration of unvested equity awards if their employment is terminated in connection with a change of control of the Company. These measures may not be enough to attract and retain the personnel we require to execute our business plan.

If we fail to protect confidential information against security breaches, or if our members or potential members are reluctant to use our marketplace because of privacy concerns, we might face additional costs, and activity in our marketplace could decline.

As part of our membership registration process, we collect, use and disclose personally identifiable information, including names, addresses, phone numbers, credit card numbers and email addresses. Our policies concerning the collection, use and disclosure of personally identifiable information are described on our websites. While we believe that our policies are appropriate and that we are in compliance with our policies, we could be subject to legal claims, government action or harm to our reputation if actual practices fail to comply or are seen as failing to comply with our policies or with local, state or federal laws concerning personally identifiable information or if our policies are inadequate to protect the personally identifiable information that we collect.

Concern among prospective customers regarding our use of the personal information collected on our websites could keep prospective customers from using our marketplace. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations or laws could deter people from using the Internet or our website to conduct transactions that involve the transmission of confidential information, which could harm our business. Last year, our subsidiary, Cityfeet.com, was informed that there may have been a security breach to its credit card database and that some personally identifiable information of individuals contained in that database may have been misappropriated. Under California law and the laws of a number of other states, if there is a breach of our computer systems and we know or suspect that unencrypted personal customer data has been stolen, we are required to inform any customers whose data was stolen, which could harm our reputation and business.

In addition, another California law requires businesses that maintain personal information about California residents in electronic databases to implement reasonable measures to keep that information secure. Our practice is to encrypt all personal information, but we do not know whether our current practice will continue to be deemed sufficient under the California law. Other states have enacted different and sometimes contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of the different states is particularly difficult for an online business such as ours which collects personal information from customers in multiple jurisdictions.

Another consequence of failure to comply is the possibility of adverse publicity and loss of consumer confidence were it known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our customers had given to us. This could result in a loss of customers and revenue that could jeopardize our success. While we intend to comply fully with all relevant laws and regulations, we cannot assure you that we will be successful in avoiding all potential liability or disruption of business in the event that we do not comply in every instance or in the event that the security of the customer data that we collect is compromised, regardless of whether our practices comply or not. If we were required to pay any significant amount of money in satisfaction of claims under these laws or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such laws, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.

Our services may infringe the intellectual property rights of others and we may be subject to claims of intellectual property rights infringement.

We may be subject to claims against us alleging infringement of the intellectual property rights of others, including our competitors. Any intellectual property claims, regardless of merit, could be expensive to litigate or settle and could significantly divert our management's attention from other business concerns. For example, on or about April 8, 2008, Real Estate Alliance Ltd. filed a lawsuit against the Company and its subsidiary, Cityfeet.com Inc., in the U.S. District Court for the Central District of California, Western Division, alleging that the Company and Cityfeet.com Inc. have infringed upon certain patents of Real Estate Alliance Ltd.

Our technologies and content may not be able to withstand third-party claims of infringement. If we were unable to successfully defend against such claims, we might have to pay damages, stop using the technology or content found to be in violation of a third party's rights, seek a license for the infringing technology or content, or develop alternative noninfringing technology or content. Licenses for the infringing technology or content may not be available on reasonable terms, if at all. In addition, developing alternative noninfringing technology or content could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our service offerings. Any of these results could reduce our ability to compete effectively and harm our business.

Our trademarks are important to our business. Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of trademarks. If we were unable to use our trademarks, we would need to devote substantial resources toward developing different brand identities.

Unless we develop, maintain and protect our brand identity, our business may not grow and our financial results may suffer.

In an effort to obtain additional registered members and increase use of our online marketplace by commercial real estate transaction participants, we intend to continue to pursue a strategy of enhancing our brand both through online advertising and through traditional print media. These efforts can involve significant expense and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide products and services that are perceived as being high-value, which we may not be able to implement successfully. If we are unable to maintain and enhance our brand, our ability to attract and retain customers or successfully expand our operations will be harmed.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Since 2006, we have applied the authoritative guidance on stock-based compensation accounting. The guidance requires that share-based payment transactions with employees be recognized in the financial statements based on their value and recognized as compensation expense over the vesting period. As a result of this guidance, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options and do not adopt other forms of compensation, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our operating expenses would increase. We currently rely on stock options to retain existing employees and attract new employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to adversely revise how our consolidated financial statements are prepared.

If our operating results do not meet the expectations of investors or equity research analysts, our market price may decline and we may be subject to class action litigation.

It is possible that in the future our operating results will not meet the expectations of investors or equity research analysts, causing the market price of our common stock to decline. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and divert our management's attention from other business concerns.

If our website or our other services experience system failures, our customers may be dissatisfied and our operations could be impaired.

Our business depends upon the satisfactory performance, reliability and availability of our website. Problems with our website could result in reduced demand for our services. Furthermore, the software underlying our services is complex and may contain undetected errors. Despite testing, we cannot be certain that errors will not be found in our software. Any errors could result in adverse publicity, impaired use of our services, loss of revenues, cost increases or legal claims by customers.

Additionally, our services substantially depend on systems provided by third parties, over whom we have little control. Interruptions in our services could result from the failure of data providers, telecommunications providers, or other third parties. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend on Internet service providers that provide access to our services. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could harm our business.

Our internal network infrastructure could be disrupted or penetrated, which could materially impact our ability to provide our services and our customers' confidence in our services.

Our operations depend upon our ability to maintain and protect our computer systems, most of which are located in redundant and independent systems in Los Angeles, California and San Francisco, California. In addition, we utilize data centers in Virginia, Texas and New York for specific services. While we believe that our systems are adequate to support our operations, our systems may be vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, floods, and general business interruptions, the amount of coverage may not be adequate in any particular case. Furthermore, any damage or disruption could materially impair or prohibit our ability to provide our services, which could significantly impact our business.

Experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. For example, last year, our subsidiary, Cityfeet.com, was informed that there may have been a security breach to its credit card database, and that some personally identifiable information of individuals contained in that database may have been misappropriated. The potential breach has not affected any personally identifiable information with respect to LoopNet members, which information is maintained on separate servers. Although we maintain a firewall, and will continue to enhance and review our databases to prevent unauthorized and unlawful intrusions, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss. Any of these incidents could materially impact our ability to provide our services as well as materially impact the confidence of our customers in our services, either of which could significantly impact our business.

We may be subject to regulation of our advertising and customer solicitation or other newly-adopted laws and regulations.

As part of our membership registration process, our customers agree to receive emails and other communications from us. However, we may be subject to restrictions on our ability to communicate with our customers through email and phone calls. Several jurisdictions have proposed or adopted privacy-related laws that restrict or prohibit unsolicited email or "spam." These laws may impose significant monetary penalties for violations. For example, the CAN-SPAM Act of 2003, or CAN-SPAM, imposes complex and often burdensome requirements in connection with sending commercial email. Key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices or services we offer or may offer. Although CAN-SPAM is thought to have pre-empted state laws governing unsolicited email, the effectiveness of that preemption is likely to be tested in court challenges. If any of those challenges are successful, our business may also be subject to state laws and regulations that may further restrict our email marketing practices and the services we may offer. The scope of those regulations is unpredictable. Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is very burdensome for an online business. Our business, like most online businesses, offers products and services to customers in multiple state jurisdictions. Our business efficiencies and economies of scale depend on generally uniform service offerings and uniform treatment of customers. Compliance requirements that vary significantly from jurisdiction to jurisdiction impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted so as to affect our activities, by the government of the United States, state governments, regulatory agencies or by foreign governments or agencies. This could include, for example, laws regulating the source, content or form of information or listings provided on our websites, the information or services we provide or our transmissions over the Internet. Violations or new interpretations of these laws or regulations may result in penalties or damage our reputation or could increase our costs or make our services less attractive.

An important aspect of the new Internet-focused laws is that where federal legislation is absent, states have begun to enact consumer-protective laws of their own and these vary significantly from state to state. Thus, it is difficult for any company to be sufficiently aware of the requirements of all applicable state laws, and it is further difficult or impossible for any company to fully comply with their inconsistent standards and requirements. In addition to the consequences that could result from violating one or another state's laws, the cost of attempting to comply will be considerable. Also, as our business grows to be world-wide, we will be required to comply with the laws of foreign countries, and the costs of that compliance effort will be considerable.

Our stock price may be volatile and you may be unable to sell your shares at or above the purchase price.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Annual Report on Form 10-K, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our principal stockholders, executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own approximately 35% of our outstanding shares of common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, may have the ability to exert control over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders who are executive officers or directors, or who have representatives on our Board of Directors, could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to our other stockholders.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;
- not providing for cumulative voting in the election of directors or imposing a majority voting standard;
- authorizing the board to issue, without stockholder approval, preferred stock rights senior to those of common stock;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of the Delaware General Corporation Laws govern us. While we have waived the application of Section 203 of the Delaware General Corporation Laws with respect to the investors who acquired shares of our Series A convertible preferred stock in the April 2009 private placement, these provisions may otherwise prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our headquarters are located in San Francisco, California, where we lease approximately 46,157 square feet of office space, pursuant to a lease that expires in 2015. We also lease approximately 23,741 square feet of office space in Monrovia, California, pursuant to a lease that expires in 2011. Cityfeet.com, Inc. offices are located in New York where we lease approximately 3,150 square feet of office space, pursuant to a lease that expires in 2012. We believe that these facilities are suitable and appropriately support our business needs.

Item 3. ***Legal Proceedings.***

On December 2, 2009, the Company announced that they have settled all current litigation with CoStar Group, Inc. The settlement resolves false advertising litigation in New York, breach of contract and unfair competition litigation in California, and copyright litigation in Maryland. No monetary consideration was involved. The terms of this settlement are confidential.

In April 2008, LoopNet and CityFeet (collectively the "Defendants") were sued by Real Estate Alliance, Ltd. in the U.S. District Court for the Central District of California for alleged infringement of certain patents. The complaint seeks unspecified damages, attorney fees and costs. The Defendants deny the alleged infringement and have filed a counter-claim for a declaratory judgment that the patents-in-suit are invalid and not infringed. To date, discovery in the action has been limited and the court has not yet set a trial date. Moreover, because the patents-in-suit have been asserted against several other entities, in another pending lawsuit in the same court, ("the earlier filed action") the Defendants and plaintiff are awaiting court approval of an agreement to stay all discovery in the present case and for the Defendants and plaintiff to be bound by certain determinations that will be made in the earlier filed action. At this time, the Company cannot predict the outcome of the case, but intends to vigorously defend itself.

Currently, there is no other material litigation pending against the Company. From time to time, the Company may become party to litigation and subject to claims incident to the ordinary course of the Company's business.

Item 4. ***Reserved.***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market information

Our common stock trades on the Nasdaq Global Select Market under the symbol "LOOP." We have not listed our stock on any other markets or exchanges. The following table shows the high and low sale prices for our common stock as reported by the Nasdaq Global Select Market:

	High	Low
2009		
First Quarter	$ 7.59	$ 5.04
Second Quarter	$ 9.20	$ 5.93
Third Quarter	$ 9.27	$ 7.27
Fourth Quarter	$11.47	$ 8.29
2008		
First Quarter	$15.48	$10.60
Second Quarter	$14.47	$10.59
Third Quarter	$12.50	$ 9.25
Fourth Quarter	$10.17	$ 4.75

As of February 19, 2010, we had approximately 138 common stockholders of record. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividend policy

We have never declared or paid dividends on our common stock. We intend to retain our earnings for use in our business and repurchases of our common stock, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. In the event we declare or pay dividends on our common stock, we are required to pay dividends on our Series A Preferred Stock, on an as converted to common stock basis.

Performance Graph

The following graph shows the total shareholder return of an investment of $100 in cash on June 7, 2006 (the date on which our common stock was first traded on the Nasdaq Global Select Market) for (i) our common stock, (ii) the Nasdaq Composite Index and (iii) the S&P North American Tech Internet Index, at the closing price on June 7, 2006. All values assume reinvestment of the full amount of all dividends, if any.

Comparative Returns



250
200
150
100
50
0
DOLLARS
LoopNet, Inc.
Nasdaq Composite Index
S&P North American Tech Internet Trading Index
Jun-06
Dec-06
Dec-07
Dec-08
Dec-09

	Cumulative Total Return				
	6/7/2006	12/29/2006	12/31/2007	12/31/2008	12/31/2009
LOOPNET, INC.	100.00	99.87(1)	93.67(1)	45.47(1)	66.20(1)
NASDAQ COMPOSITE INDEX	100.00	112.25	123.26	73.29	105.45
S&P NORTH AMERICAN TECH INTERNET TRADING INDEX	100.00	116.95	127.45	67.32	118.18

(1) Based on the initial public offering price of $12.00 per share on June 6, 2006, the cumulative total return is $124.83, $117.08, $56.83 and $82.75 on 12/29/06, 12/31/07, 12/31/08 and 12/31/09, respectfully.

The returns shown on the graph do not necessarily predict future performance.

Issuer Purchases of Equity Securities

There were no purchases of shares under our stock repurchase program for the quarter ended December 31, 2009, at which date there were $45.4 million available for repurchase of shares under a board authorization of $50.0 million on February 5, 2008, an additional authorization of $50.0 million on July 30, 2008.

In February 2010, our Board of Directors approved the repurchase of up to an additional $29.6 million in shares of our common stock, bringing to $75.0 million the total amount of currently authorized common stock repurchases. The repurchases are expected to be made from time to time in the open market at prevailing market prices or in privately negotiated transactions.

Item 6. *Selected Financial Data.*

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this annual report on Form 10-K.

The consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this annual report on Form 10-K. The consolidated statements of operations data for each of the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and December 31, 2009 have been derived from our audited consolidated financial statements that are included elsewhere in this annual report on Form 10-K. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$30,977	$48,411	$70,729	$86,074	$76,487
Cost of revenue(1)	3,825	5,599	8,033	10,858	11,060
Gross profit	27,152	42,812	62,696	75,216	65,427
Operating expenses(1):					
Sales and marketing	6,252	9,506	14,667	18,825	15,064
Technology and product development	3,746	4,341	6,427	9,075	10,707
General and administrative	5,955	7,803	12,253	18,739	21,868
Total operating expenses	15,953	21,650	33,347	46,639	47,639
Income from operations	11,199	21,162	29,349	28,577	17,788
Interest and other income, net	494	2,883	5,046	1,998	211
Income from continuing operations	11,693	24,045	34,395	30,575	17,999
Income tax expense (benefit)	(7,243)	8,550	13,268	12,297	6,246
Net income	18,936	15,495	21,127	18,278	11,753
Convertible preferred stock accretion of discount	—	—	—	—	(240)
Net income applicable to common stockholders	$18,936	$15,495	$21,127	$18,278	$11,513
Net income per share applicable to common stockholders					
Basic	$ 0.58	$ 0.42	$ 0.55	$ 0.51	$ 0.28
Diluted	$ 0.54	$ 0.40	$ 0.52	$ 0.49	$ 0.27

(1) Stock-based compensation is allocated as follows:

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In thousands)				
Cost of revenue	$ 18	$ 151	$ 357	$ 570	$ 495
Sales and marketing	146	686	1,358	2,198	894
Technology and product development	350	195	600	1,311	2,298
General and administrative	150	421	1,180	1,855	3,140
Total	$664	$1,453	$3,495	$5,934	$6,827

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 21,865	$ 89,028	$107,889	$ 64,587	$129,011
Working capital	16,939	81,884	94,667	52,529	117,210
Total assets	35,177	100,205	137,359	108,210	174,249
Total liabilities	6,604	10,202	15,506	15,759	14,747
Redeemable convertible preferred stock	39,962	—	—	—	48,207
Total shareholders' (deficit) equity	(11,389)	90,003	121,853	92,451	111,295

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In thousands)				
Consolidated Statement of Cash Flows Data:					
Cash flow provided by operating activities	$ 14,490	$ 23,205	$ 30,301	$ 25,105	$ 18,632
Depreciation and amortization	505	611	1,154	2,199	2,601
Capital expenditures	(719)	(665)	(1,797)	(1,319)	(1,437)

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In thousands)				
Other Operating Data (unaudited):					
LoopNet registered members at end of year	1,116,589	1,766,508	2,567,729	3,251,260	3,925,534
LoopNet premium members at end of year	57,461	78,952	88,340	77,283	68,378

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K . This discussion and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A of Part I, "Risk Factors." No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement, Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this report.

Overview

We are a leading online marketplace for commercial real estate in the United States, based on the number of monthly unique visitors to our marketplace, which averaged approximately 900,000 per month during 2007 and 2008, and approximately 985,000 per month during 2009, as reported by comScore Media Metrix. comScore Media Metrix defines a unique visitor as an individual who visited any content of a website, a category, a channel, or an application. Our online marketplace, available at *www.LoopNet.com*, enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings including qualitative descriptions, financial and tenant information, photographs and key property characteristics in order to find a buyer or tenant. We offer two types of memberships on the LoopNet online marketplace. Basic membership is available free-of-charge, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to

LoopNet property listings, as well as numerous other features. The minimum term of a premium membership subscription is one month.

Key Operating Metrics and Trends

We believe that the key metrics that are material to an analysis of our business are:

- the number of our registered members;
- the number of monthly unique visitors to our marketplace;
- the number of our premium members;
- the average monthly subscription price paid by our premium members;
- the cancellation rate of our premium members;
- the number of listings on our marketplace; and
- the number of property profiles viewed by visitors to LoopNet.

Our registered members have grown from approximately 2.5 million as of December 31, 2007, to over 3.2 million as of December 31, 2008, to over 3.9 million as of December 31, 2009. The number of monthly unique visitors to our marketplace averaged 900,000 in 2007 and 2008, and 985,000 in 2009. Our premium members were 88,000 as of December 31, 2007, 77,000 as of December 31, 2008, and 68,000 as of December 31, 2009. The average monthly subscription price paid by our premium members has increased from $56.00 in the fourth quarter of 2007, to $65.64 in the fourth quarter of 2008, to $66.01 in the fourth quarter of 2009. Since the fourth quarter of 2007, our average monthly cancellation rate for premium members has exceeded our historical rate. The average monthly cancellation rate in the fourth quarter of 2009 fell within the 4.5% to 6.5% range we began seeing since the fourth quarter of 2007. We believe the higher cancellation rate in the last two years is primarily the result of a significant slow-down in transaction activity in the commercial real estate industry that began in the fourth quarter of 2007, due to deteriorating economic conditions and due to the "credit crunch" impacting the availability and cost of debt capital for real estate transactions. Premium membership fees have driven the majority of our growth in revenues since 2001 and were the source of approximately 77% of our revenues in 2007 and 75% of our revenue in 2008 and in 2009. The number of listings on our marketplace has grown from approximately 560,000 as of December 31, 2007, to approximately 652,000 as of December 31, 2008, to approximately 732,000 as of December 31, 2009. The number of property profiles that were viewed by visitors of LoopNet increased from 150 million in 2007 to 169 million in 2008, and decreased to 158 million in 2009. We believe the decline in the number of property profiles viewed in 2009 was the result of the depressed market conditions in the commercial real estate industry.

The commercial real estate ("CRE") industry has experienced and continues to experience extremely challenging times, although our industry has shown signs of stabilizing in the fourth quarter of 2009. We believe that we may be able to capitalize on the CRE industry's shifting dynamics as we look to 2010 and beyond and consider a pending refinance and foreclosure cycle that we expect could begin in earnest in 2010 and into 2011. As a result, we plan to increase the rate of investment in our business to extend our leadership position and maximize our opportunities through execution of our strategy and business plan, ongoing investments in our existing business, investments in new organic initiatives, consideration of further acquisition opportunities and through capital structure changes such as stock buy-backs.

While we continued investing in our business throughout 2008 and 2009, during the worst commercial real estate cycle in decades, we did so cautiously in light of uncertainties around the magnitude of the decline, and the timing of recovery, in the CRE industry. However, as we see early indications that activity levels in the industry may have stabilized, we expect to accelerate our investment plans to capitalize on the potential longer-term opportunities. Therefore, we intend to invest several million dollars each year over the next few years on a range of internal and external investments that we believe will complement and extend our business and, over time, create meaningful longer-term shareholder value. Some of these investments are accelerations of ongoing efforts in areas that we have highlighted previously, such as our efforts to aggregate more on-market available properties, our ongoing strategic investment in Xceligent, a provider of fully researched information services to CRE professionals or various efforts to attract more demand side activity to our marketplace.

We also intend to invest in new efforts, such as a project underway to extend our information services product line, using a hybrid approach that combines user-generated marketplace data with a variety of other sources and development methods. We see significant opportunities in the ability to deliver easy access to timely, useful, accurate market data at prices well below traditional alternatives — particularly as we enter what we believe may be the early stage of a market recovery. We also recently invested in, and formed a strategic partnership with, AuctionPoint, a solution provider to commercial real estate brokers in support of auction offerings of For-Sale CRE properties. We believe that AuctionPoint platform offers an innovative, broker friendly approach to commercial property auctions. We believe that by working with them, we will be well positioned to capitalize on the rapid increase in distressed properties coming to market later in 2010 and in 2011.

RecentSales, which is an example of a multi-million-dollar revenue stream that we developed and funded internally, is another area of planned investment in 2010. As transaction volumes likely accelerate over the next few years, we intend to expand the breadth and depth of the data coverage in this service, providing more value to existing customers and introducing the service to many new subscribers. We are also continuing to work on upgrading and integrating technology platforms from some of the acquisitions we have done in the past, including REApplications and LandAndFarm, and now BizQuest which we recently acquired in January 2010.

These planned investments, which extend throughout the organization to include product development, data aggregation, sales & marketing, and possible M&A related efforts, among others, is being made in advance of the full market recovery to better position our business for the gradual increase in activity that we believe will occur later in 2010 and 2011. This investment strategy is focused on accelerating our revenue growth and marketshare gains, as activity in the CRE market begins to recover. While this strategy may reduce our margins in the short term, we believe our investments will increase the likelihood that we will attain our goal of becoming a substantially larger company and extend our longer-term competitive and technological advantages.

Our Revenues and Expenses

Our primary sources of revenues are:

- LoopNet premium membership fees;
- other property advertising fees, such as Cityfeet.com and LandAndFarm.com;
- BizBuySell and BizQuest membership fees and paid listings;
- advertising on, and lead generation from, our marketplaces;
- LoopLink product license fees; and
- LoopNet RecentSales membership fees.

We have been profitable and cash flow positive each quarter since the second quarter of 2003. The key factors that impact our revenues are:

- the adoption of our premium membership services by the commercial real estate industry and cancellation rates;
- the average monthly subscription price of our premium membership product;
- the adoption of out RecentSales services by the commercial real estate industry; and
- the adoption of our services by the operating business for sale industry.

We derive the substantial majority of our revenues from customers that pay monthly fees for a suite of services to market and search for commercial real estate and operating businesses. The fee for our LoopNet premium membership averaged $66.01 per month during the fourth quarter of 2009. The minimum term of a premium membership subscription is one month. We also offer quarterly and annual memberships which are priced and discounted accordingly, and paid in advance for the subscription period. A customer choosing to cancel a discounted annual or quarterly membership will receive a refund based on the number of months the membership was used and charging the customer at the monthly rate rather than at the discounted quarterly or annual rates. We also license our LoopLink product to commercial real estate brokerage firms who pay a monthly, quarterly or annual fee. For our BizBuySell and BizQuest products, we charge a flat monthly fee for business brokers to market their listings or a per listing fee for owners to market their own listings. For RecentSales product, we charge a flat monthly fee to access our database of recent commercial real estate transactions or a per transaction fee for individual transaction records.

Revenues from other sources include advertising and lead generation revenues from both our LoopNet and business-for-sale marketplaces, which are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Advertising rates are dependent on the services provided and the placement of the advertisements. To date, the duration of our advertising commitments has generally averaged two to three months.

The largest component of our expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for salespeople. These expenses are categorized in our statements of operations based on each employee's principal function.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in this Annual Report, and of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. Accordingly, we believe the following policies are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We derive the substantial majority of our revenues from premium membership fees for our online marketplaces. We recognize revenues under the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") guidance related to revenue recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For the majority of our revenues, payments for LoopNet premium memberships, revenues are recognized immediately on a monthly basis as such accounts are charged on credit cards. Payments that we receive in advance of services being rendered, such as advance payments on annual and quarterly subscriptions by our premium members, are recorded as deferred revenue and recognized on a straight-line basis over the service period.

Income Taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period in deferred tax assets and liabilities. As of December 31, 2009, we continued to maintain a valuation allowance of approximately $8.1 million for certain federal and state net operating loss and tax credit carryforwards due to the uncertainty of realization.

At December 31, 2009, we had approximately $27.8 million of federal and $19.7 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2017 for federal and 2013 for state purposes, respectively. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards is limited based upon changes in the percentage of our ownership. As a result of prior ownership changes, we were limited to using $3.7 million of net operating losses to offset taxable income in 2009 and estimate that we will be able to utilize approximately $3.7 million in 2010 and in 2011, $2.9 million in 2012 and $2.0 million each year thereafter until 2021.

The difference between our effective income tax rate and the federal statutory rate is primarily a function of the valuation allowance provided against the net deferred tax assets and permanent differences. Our future effective income tax rate will depend on various factors, such as changes in our valuation allowance, pending or future tax law changes including rate changes and the tax benefit from research and development credits, potential limitations on the use of federal and state net operating losses, and state taxes.

Website Development Costs

The FASB has issued authoritative guidance, which addresses whether certain web site development costs should be capitalized or expensed. Because our current website development costs relate to routine maintenance and operating costs, we expense such costs as incurred.

Stock-Based Compensation

Since 2006, we have applied the FASB authoritative guidance surrounding share-based payments. The guidance requires that share-based payment transactions with employees be recognized in the financial statements based on their value and recognized as compensation expense over the vesting period.

Under the new guidance we calculated the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 4.6 years for the expected life, 49% for the expected volatility, 2.19% for the risk free rate and 0% for dividend yield for the year ended December 31, 2009. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

In connection with the authoritative guidance, the weighted average expected option term reflects the application of the simplified method. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility also reflects the application of the authoritative guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available.

Seasonality and Cyclicality

The commercial real estate market is influenced by annual seasonality factors, as well as by overall economic cycles. The market is large and fragmented, and different segments of the industry are influenced differently by various factors. Broadly speaking, the commercial real estate industry has two major components: tenants leasing space from owners or landlords, and the investment market for buying and selling properties.

We have experienced seasonality in our business in the past, and expect to continue to experience it in the future. While individual geographic markets vary, commercial real estate transaction activity is fairly consistent throughout the year, with the exception of a slow-down during the end-of-year holiday period. The impact that this has had on our business is that the growth rate in the fourth quarter of each year, while positive, has been slower than in the first three quarters of each year. We expect this pattern to continue.

The commercial real estate industry has historically experienced cyclicality. The different segments of the industry, such as office, industrial, retail, multi-family, and others, are influenced differently by different factors, and have historically moved through cycles with different timing. The "for lease" and "for sale" components of the market also do not necessarily move on the same timing cycle. During the second half of 2007 and the full years of 2008 and 2009, the commercial real estate industry has slowed significantly, due to deteriorating economic conditions and due to the "credit crunch" impacting the availability and cost of debt capital for real estate transactions. We believe these conditions have negatively impacted our business.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Year Ended December 31,		
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenue	11.4	12.6	14.5
Gross profit	88.6	87.4	85.5
Operating expenses:			
Sales and marketing	20.7	21.9	19.7
Technology and product development	9.1	10.5	14.0
General and administrative	17.3	21.8	28.6
Total operating expenses	47.1	54.2	62.3
Income from operations	41.5	33.2	23.3
Interest and other income, net	7.1	2.3	0.3
Income from continuing operations	48.6	35.5	23.5
Income tax expense	18.8	14.3	8.2
Net income	29.9	21.2	15.4
Convertible preferred stock accretion of discount	—	—	(0.3)
Net income applicable to common stockholders	29.9%	21.2%	15.1%

Comparison of Years Ended December 31, 2008 and 2009

Revenues

	Year Ended December 31,			
	2008	2009	Decrease	Percent Change
		(Dollars in thousands)		
Revenues	$86,074	$76,487	$(9,587)	(11.1)%
Premium members at year-end	77,283	68,378	(8,905)	(11.5)%

The decrease in revenues was primarily due to a lower premium membership base due to the impact of the depressed market conditions in the commercial real estate industry. We currently anticipate that our revenues may decrease in future periods due to the current market conditions we are experiencing.

Cost of Revenues

	Year Ended December 31,			
	2008	2009	Increase	Percent Change
		(Dollars in thousands)		
Cost of revenues	$10,858	$11,060	$202	1.9%
Percentage of revenues	12.6%	14.5%		

Cost of revenues consists of the expenses associated with the operation of our website, including depreciation of network infrastructure equipment, salaries and benefits of network operations personnel, Internet connectivity and hosting costs. Cost of revenues also includes salaries and benefits expenses associated with our data quality, data import and customer support personnel and credit card and other transaction fees relating to processing customer transactions.

The increase in cost of revenues was due to an increase in salaries and benefit costs related to an increase in the number of data quality, data import and customer support personnel, which was required in order to support our increased property listings.

We expect cost of revenues to increase in both absolute dollar amounts and as a percentage of revenue, as we continue to aggregate listing content.

Sales and Marketing

	Year Ended December 31,			
	2008	2009	Decrease	Percent Change
	(Dollars in thousands)			
Sales and marketing	$18,825	$15,064	$3,761	20.0%
Percentage of revenues	21.9%	19.7%		

Sales and marketing expenses consist of the compensation and associated costs for sales and marketing personnel, advertising expenses as well as public relations and other promotional activities.

The decrease in sales and marketing expenses was due in part to lower advertising costs and lower sales commissions. Also contributing to the decrease was lower stock-based compensation, which decreased to $894,000 in 2009 compared to $2,198,000 in 2008.

We expect sales and marketing expenses to increase in both absolute dollar amounts and as a percentage of revenues, as we continue to expand our marketing program to attract and retain premium members.

Technology and Product Development

	Year Ended December 31,			
	2008	2009	Increase	Percent Change
	(Dollars in thousands)			
Technology and product development	$9,075	$10,707	$1,632	18.0%
Percentage of revenues	10.5%	14.0%		

Technology and product development costs include expenses for the research and development of new products and services, as well as improvements to and maintenance of existing products and services.

The increase in technology and product development expenses was due in part to increases in salaries and related costs associated with the launch of new product enhancements and services and the maintenance of our existing services. Also contributing to the increase was higher stock-based compensation, which increased to $2,298,000 in 2009 compared to $1,311,000 in 2008.

We expect technology and product development expenses to increase in absolute dollar amounts and as a percentage of revenues as we continue to build the infrastructure required to support the development of new products and services.

General and Administrative

	Year Ended December 31,			
	2008	2009	Increase	Percent Change
	(Dollars in thousands)			
General and administrative	$18,739	$21,868	$3,129	16.7%
Percentage of revenues	21.8%	28.6%		

General and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel. These costs also include insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal and audit fees.

The increase in general and administrative expenses was due primarily to higher legal fees associated with litigation related matters and higher stock-based compensation, which increased to $3,140,000 in 2009 compared to $1,855,000 in 2008.

We expect general and administrative expenses to decrease in absolute dollar amounts and as a percentage of revenues as we currently expect litigation related costs to be lower in future periods.

Stock-Based Compensation

Expenses associated with stock-based compensation increased by $893,000 to $6,827,000 in the twelve months ended December 31, 2009 from $5,934,000 in the twelve months ended December 31, 2008. The increase was due primarily to stock option and restricted stock unit grants for employees hired in 2009 and additional grants to existing employees.

The Company periodically evaluates its forfeiture estimates and updates the estimates it uses in the determination of its stock-based compensation expense. During the third quarter of 2009, the Company updated the estimated forfeitures it uses in the determination of its stock-based compensation expense; this change was a result of an assessment that included an analysis of the actual number of equity awards that had been forfeited to date compared to prior estimates and an evaluation of future estimated forfeitures. The Company recorded a cumulative benefit from the change in estimate which decreased stock-based compensation expense by $736,000.

The stock-based compensation benefit has been allocated as follows (in thousands):

Cost of revenue	$ (132)
Sales and marketing	(1,177)
Technology and product development	135
General and administrative	438
Total	$ (736)

Stock-based compensation has been allocated as follows:

	Year Ended December 31,			
	2008	2009	Increase/ Decrease	Percent Change
	(Dollars in thousands)			
Cost of revenue	$ 570	$ 495	$ (75)	(13.2)%
Sales and marketing	2,198	894	(1,304)	(59.3)%
Technology and product development	1,311	2,298	987	75.3%
General and administrative	1,855	3,140	1,285	69.3%
Total	$5,934	$6,827	$ 893	15.1%

Interest Income

Interest and other income decreased by $1,787,000 to $211,000 for the year ended December 31, 2009, from $1,998,000 for the year ended December 31, 2008. This decrease was due to lower interest rates. As of December 31, 2009, we held $129,011,000 in cash, cash equivalents and short-term investments, compared to $64,587,000 in cash, cash equivalents and short-term investments as of December 31, 2008.

Income Taxes

We recorded a provision for income taxes of $6,246,000 for the year ended December 31, 2009 based upon a 34.7% effective tax rate.

Comparison of Years Ended December 31, 2007 and 2008

Revenues

	Year Ended December 31,			
	2007	2008	Increase/ Decrease	Percent Change
	(Dollars in thousands)			
Revenues	$70,729	$86,074	$ 15,345	21.7%
Premium members at year-end	88,340	77,283	(11,057)	(12.5)%

The increase in revenues was due primarily to an increase of approximately 17.2% in the average monthly price of a premium membership.

Cost of Revenues

	Year Ended December 31,			
	2007	2008	Increase	Percent Change
	(Dollars in thousands)			
Cost of revenues	$8,033	$10,858	$2,825	35.2%
Percentage of revenues	11.4%	12.6%		

The increase in cost of revenues was due to an increase in salaries and benefit costs related to an increase in the number of data quality, data import and customer support personnel, which was required in order to support our increased property listing and user activity coupled with higher credit card fees due to the growth of revenue. Also contributing to the increased cost of revenues were customer support costs related to the REApplications business.

Sales and Marketing

	Year Ended December 31,			
	2007	2008	Increase	Percent Change
	(Dollars in thousands)			
Sales and marketing	$14,667	$18,825	$4,158	28.3%
Percentage of revenues	20.7%	21.9%		

The increase in sales and marketing expenses was due largely to an increase in the number of sales personnel and increased commissions paid as a result of growth in our revenues. Additionally, advertising costs were higher, primarily to attract new members to our online marketplace. Also contributing to the increase was higher stock-based compensation, which increased to $2,198,000 in 2008 compared to $1,358,000 in 2007.

Technology and Product Development

	Year Ended December 31,			
	2007	2008	Increase	Percent Change
	(Dollars in thousands)			
Technology and product development	$6,427	$9,075	$2,648	41.2%
Percentage of revenues	9.1%	10.5%		

The increase in technology and product development expenses was due primarily to increases in salaries and related costs associated with an increase in headcount to assist in the launch of new product enhancements and services and the maintenance of our existing services. Also contributing to the increase was higher stock-based compensation, which increased to $1,311,000 in 2008 compared to $600,000 in 2007.

General and Administrative

	Year Ended December 31,			
	2007	2008	Increase	Percent Change
	(Dollars in thousands)			
General and administrative	$12,253	$18,739	$6,486	52.9%
Percentage of revenues	17.3%	21.8%		

The increase in general and administrative expenses was due primarily to higher office rent associated with our growth in personnel, increased salaries and higher legal fees associated with litigation related matters. Also contributing to the increase was higher stock-based compensation, which increased to $1,855,000 in 2008 compared to $1,180,000 in 2007.

Stock-Based Compensation

Expenses associated with stock-based compensation increased by $2,439,000 to $5,934,000 in the twelve months ended December 31, 2008 from $3,495,000 in the twelve months ended December 31, 2007. The increase was due primarily to stock option and restricted stock unit grants for employees hired in 2008 and additional grants to existing employees.

Stock-based compensation has been allocated as follows:

	Year Ended December 31,			
	2007	2008	Increase/ (Decrease)	Percent Change
	(Dollars in thousands)			
Cost of revenue	$ 357	$ 570	$ 213	59.7%
Sales and marketing	1,358	2,198	840	61.9%
Technology and product development	600	1,311	711	118.5%
General and administrative	1,180	1,855	675	57.2%
Total	$3,495	$5,934	$2,439	69.8%

Interest Income

Interest and other income decreased by $3,048,000 to $1,998,000 for the year ended December 31, 2008, from $5,046,000 for the year ended December 31, 2007. This decrease was due to lower cash equivalents and short-term investments and lower interest rates. As of December 31, 2008, we held $64,587,000 in cash, cash equivalents and short-term investments, compared to $107,889,000 in cash, cash equivalents and short-term investments as of December 31, 2007.

Income Taxes

We recorded a provision for income taxes of $12,297,000 for the year ended December 31, 2008 based upon a 40.2% effective tax rate.

Quarterly Consolidated Statements of Income Data

The following tables present the unaudited consolidated statements of income data for the eight quarters ended December 31, 2009 in dollars and as a percentage of revenues. This quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This data should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report on Form 10-K. Operating results for any quarter apply to that quarter only and are not necessarily indicative of results for any future period.

	Quarter Ended							
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
	(In thousands, except per share data)							
Revenues	$20,590	$22,027	$22,403	$21,054	$20,102	$19,248	$18,795	$18,341
Cost of revenue(1)	2,414	2,704	2,876	2,864	2,892	2,777	2,670	2,721
Gross profit	18,176	19,323	19,527	18,190	17,210	16,471	16,125	15,620
Operating expenses(1):								
Sales and marketing	4,841	4,822	4,711	4,450	4,507	4,237	2,650	3,670
Technology and product development	1,993	2,355	2,301	2,427	2,559	2,654	2,833	2,660
General and administrative	4,056	4,949	5,227	4,507	5,437	6,434	5,547	4,449
Total operating expenses	10,890	12,126	12,239	11,384	12,503	13,325	11,030	10,779
Income from operations	7,286	7,197	7,288	6,806	4,707	3,146	5,095	4,841
Interest and other income, net	975	478	459	85	12	95	52	51
Income from continuing operations	8,261	7,675	7,747	6,891	4,719	3,241	5,147	4,892
Income tax expense	3,407	3,141	2,927	2,821	1,930	1,386	1,342	1,587
Net income	4,854	4,534	4,820	4,070	2,789	1,855	3,805	3,305
Convertible preferred stock accretion of discount	—	—	—	—	—	(71)	(85)	(85)
Net income applicable to common shareholders	$ 4,854	$ 4,534	$ 4,820	$ 4,070	$ 2,789	$ 1,784	$ 3,720	$ 3,220
Net income per share applicable to common shareholders								
Basic	$ 0.13	$ 0.13	$ 0.14	$ 0.12	$ 0.08	$ 0.04	$ 0.09	$ 0.08
Diluted	$ 0.12	$ 0.12	$ 0.13	$ 0.12	$ 0.08	$ 0.04	$ 0.09	$ 0.07

(1) Stock-based compensation is allocated as follows:

	Quarter Ended							
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
	(In thousands)							
Cost of revenue	$ 115	$ 139	$ 153	$ 163	$ 167	$ 189	$ 4	$ 134
Sales and marketing	553	525	554	565	600	637	(755)	412
Technology and product development	246	327	347	392	486	560	699	554
General and administrative	438	515	465	437	590	711	1,174	665
Total	$1,352	$1,506	$1,519	$1,557	$1,843	$2,097	$1,122	$1,765

	Quarter Ended							
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	11.7	12.3	12.8	13.6	14.4	14.4	14.2	14.8
Gross profit	88.3	87.7	87.2	86.4	85.6	85.6	85.8	85.2
Operating expenses:								
Sales and marketing	23.5	21.9	21.0	21.1	22.4	22.0	14.1	20.0
Technology and product development	9.7	10.7	10.3	11.5	12.7	13.8	15.1	14.5
General and administrative	19.7	22.5	23.3	21.4	27.0	33.4	29.5	24.3
Total operating expenses	52.9	55.1	54.6	54.1	62.2	69.2	58.7	58.8
Income from operations	35.4	32.7	32.5	32.3	23.4	16.3	27.1	26.4
Interest and other income	4.7	2.2	2.0	0.4	0.1	0.5	0.3	0.3
Income before taxes	40.1	34.8	34.6	32.7	23.5	16.8	27.4	26.7
Income tax expense	16.5	14.3	13.1	13.4	9.6	7.2	7.1	8.7
Net income	23.6	20.6	21.5	19.3	13.9	9.6	20.2	18.0
Convertible preferred stock accretion of discount	—	—	—	—	—	(0.4)	(0.5)	(0.5)
Net income applicable to common shareholders	23.6%	20.6%	21.5%	19.3%	13.9%	9.3%	19.8%	17.6%

Liquidity and Capital Resources

The following table summarizes our cash flows:

	Year Ended December 31,		
	2007	2008	2009
		(In thousands)	
Cash provided by operating activities	$ 30,301	$ 25,105	$18,632
Cash used in investing activities	(18,827)	(14,903)	(2,999)
Cash provided by (used in) financing activities	7,300	(53,441)	48,613

From our incorporation in 1997 until the first quarter of 2003, we financed our operations through private placements of our capital stock and cash acquired in the July, 2001 merger with PropertyFirst.com, Inc. Since the first quarter of 2003, we have financed our operations through cash flow that we generate from our operations. On June 12, 2006, we completed the initial public offering of our stock, resulting in net proceeds of $42.3 million. On April 14, 2009, we completed the Series A convertible preferred stock offering, resulting in net proceeds of $48.0 million.

As of December 31, 2009, our cash, cash equivalents and short-term investments totaled $129.0 million, compared to $64.6 million, and $107.9 million at December 31, 2008, and 2007, respectively.

Cash equivalents and short-term investments consist of money market funds, and debt securities that we classify as available for sale. Our principal sources of liquidity are our cash, cash equivalents and short-term investments, as well as the cash flow that we generate from our operations. We do not currently have any commercial debt or posted letters of credit.

LoopNet's Board of Directors authorized the repurchase of up to $50.0 million of the company's common stock on February 5, 2008 and an additional authorized level of $50.0 million was announced on July 30, 2008. As of December 31, 2009, $45.4 million remained available for further purchases under the program. In February 2010, the Board of Directors approved the repurchase of up to an additional $29.6 million in shares of the company's common stock, bringing to $75.0 million the total amount of currently authorized common stock repurchases. Repurchased shares are recorded as treasury stock and are accounted for under the cost method.

The stock repurchase program may be limited or terminated at any time without prior notice. Stock repurchases under this program may be made through open market at prevailing market prices or in privately negotiated transactions at times and in such amounts as management deems appropriate and will be funded using the company's working capital. The timing and actual number of shares repurchased will depend on a variety of factors including corporate and regulatory requirements, price and other market conditions. The program is intended to comply with the volume, timing and other limitations set forth in Rule 10b-18 under the Securities Exchange Act of 1934.

Operating Activities

Net cash provided by operating activities was $18.6 million for the year ended December 31, 2009. Included in cash provided by operating activities was $6.8 million of stock-based compensation, and $2.6 million of depreciation and amortization expense. The net cash provided by operating activities was $30.3 million and $25.1 million in the years ended December 31, 2007 and 2008, respectively. The decline in net cash provided by operating activities in 2009 was due primarily to lower net income as a result of the depressed market conditions in the commercial real estate industry.

Investing Activities

Cash used in investing activities in 2009 of $3.0 million was attributable to $0.3 million contingent purchase price payments related to the July 2008 acquisition of LandAndFarm.com, the purchase of investments of $1.3 million, and capital expenditures amounting to $1.4 million for the purchase of computer equipment, office equipment and furniture, and leasehold improvements.

Cash used in investing activities in 2008 of $14.9 million was attributable to the July 29, 2008 acquisition of LandAndFarm of $2.1 million (net of cash acquired), the April 7, 2008 acquisition of REApplications, Inc. of $9.2 million (net of cash acquired), a $1.3 million contingent purchase price payment related to the August 2007 acquisition of Cityfeet.com, the purchase of investments of $1.0 million, and capital expenditures amounting to $1.3 million for the purchase of computer equipment, office equipment and furniture, and leasehold improvements.

Cash used in investing activities in 2007 of $18.8 million was primarily attributable to the August 2, 2007 acquisition of Cityfeet of $15.0 million (net of cash acquired), the purchase of other investments of $38.3 million, the sale of investments of $36.3 million and capital expenditures of $1.8 million for the purchase of computer equipment, office equipment and furniture, and leasehold improvements.

Financing Activities

Cash provided by financing activities in 2009 of $48.6 million was attributable to $48.0 million in aggregate net proceeds from the sale of Series A convertible preferred stock to certain accredited investors, $0.2 million of proceeds from the exercise of stock awards and a $0.4 million tax benefit from the exercise of stock options.

Cash used in financing activities in 2008 of $53.4 million was primarily attributable to the Company's stock repurchases in the amount of $54.6 million partially offset by $0.4 million of proceeds from the exercise of stock options and a $0.8 million tax benefit from the exercise of stock options.

Cash provided by financing activities in 2007 of $7.3 million consisted of $1.6 million of proceeds from the exercise of stock options and a $5.7 million tax benefit from the exercise of stock options.

Off-Balance Sheet Arrangements

We do not have any special purpose entities, and other than operating leases for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements

As of December 31, 2009, our principal commitments consist of obligations under certain leases for office space in California and New York. The offices are currently leased under operating lease agreements which expire between 2011 and 2015.

Future minimum payments under these operating leases as of December 31, 2009, are as follows:

	Payments Due by Period					
	2010	2011	2012	2013	2014 and Thereafter	Total
			(Dollars in thousands)			
Operating lease obligations	$2,778	$2,462	$2,116	$2,167	$3,174	$12,697

Advertising and Media Contracts

We purchase advertising from online vendors such as Google and Yahoo! and pay for the services on a monthly basis. We have no ongoing obligations to purchase a fixed or minimum amount with these vendors.

Future Capital Requirements

We believe that our existing cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements. Our future capital requirements will depend on many factors, including cash generated from operations, the timing and extent of spending to support product development efforts, the timing of introductions of new products and services and enhancements to existing products and services, and the continuing market acceptance of our products and services. We from time to time make investments in, or acquisitions of, complementary businesses, products, services or technologies. These investments and acquisitions could also require us to seek additional equity or debt financing. Additional financing may not be available at all or on terms favorable to us.

Recent Accounting Pronouncements

In June 2009, the FASB established the FASB Accounting Standard Codification™ ("Codification") as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The Codification, which launched July 1, 2009, has changed the manner in which GAAP guidance is referenced, but did not have an impact on the Company's financial position, results of operations or cash flows.

In June 2009, the FASB issued new authoritative guidance which amends the evaluation criteria for determining the primary beneficiary of a Variable Interest Entity, or "VIE." This new guidance requires an ongoing assessment of whether an enterprise is the primary beneficiary of a variable interest entity. The effective date for this amendment is reporting periods beginning after November 15, 2009. The Company will adopt this guidance effective January 1, 2010, and does not expect any material impact to the consolidated financial statements upon adoption.

In May 2009, the FASB issued authoritative guidance regarding subsequent events. This guidance is effective for financial statements ending after June 15, 2009 and is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Company evaluated subsequent events after the balance sheet date through the financial statement issuance date for appropriate accounting and disclosure.

In December 2007, the FASB issued authoritative guidance regarding principles and requirements for how an acquirer accounts for business combinations. This guidance provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquiror to disclose the nature and financial effect of the business combination. This guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Effective beginning January 1, 2009, the Company will account for future business combinations in accordance with its provisions. There has been no material impact on the financial statements; however, the future effects of this guidance will affect any future acquisitions completed by the Company.

In December 2007, the FASB issued authoritative guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance is effective for fiscal years beginning after December 15, 2008. Effective beginning January 1, 2009, the Company adopted this guidance and there has been no material impact on the financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high-quality, interest-bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. If interest rates were to instantaneously increase or decrease by 100 basis points, the change in the fair market value of our short-term investments would not be a material amount to our financial statements.

Item 8. ***Financial Statements and Supplementary Data.***

Our financial statements and supplementary data required by this item are contained in separate sections of this annual report on Form 10-K. See "Index to Financial Statements" commencing on page 50 and the supplemental data contained in "Quarterly Consolidated Statements of Income Data" under Item 7.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) *Evaluation of disclosure controls and procedures.* Under the supervision and with the participation of our Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) *Management's Report on Internal Control over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our management acknowledges that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) *Changes in internal control over financial reporting.* There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Certain information required by Part III is omitted from this report because the Company will file a definitive proxy statement within 120 days after the end of its fiscal year pursuant to Regulation 14A (the " Proxy Statement ") for its 2010 annual meeting of stockholders, and the information included in the Proxy Statement is incorporated herein by reference.

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The names of the executive officers of the Company and their ages, titles and biographies as of the date hereof are incorporated by reference from Part I, Item 1, above.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding directors of the Company and any persons nominated to become directors of the Company is set forth under "Nominees and Continuing Directors."
- Information regarding the Company's Audit Committee and designated "audit committee financial experts" is set forth under "Corporate Governance — Board Committees — Audit Committee."
- Information regarding Section 16(a) beneficial ownership reporting compliance is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance."

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. We have adopted a code of business conduct and ethics for directors, officers (including our principal executive officer and principal financial and accounting officer and persons performing similar functions) and employees, known as the LoopNet, Inc. Code of Business Conduct and Ethics. We have also adopted Corporate Governance Guidelines, which, in conjunction with our certificate of incorporation, bylaws and board of directors committee charters, form the framework for the corporate governance of the Company. The LoopNet, Inc. Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available at: *www.LoopNet.com* under "About Us / Investor Relations / Corporate Governance". *The Company's web site address provided above is not intended to function as a hyperlink, and the information on the Company's web site is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference herein.* The Company will post on this web site any amendments to the LoopNet, Inc. Code of Business Conduct and Ethics or waivers of the LoopNet, Inc. Code of Business Conduct and Ethics for our principal executive officer and principal financial and accounting officer.

Item 11. ***Executive Compensation.***

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding the Company's compensation of its named executive officers is set forth under "Executive Compensation."
- Information regarding the Company's compensation of its directors is set forth under "Executive Compensation — Director Compensation."

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding security ownership of certain beneficial owners, directors and executive officers is set forth under "Common Stock Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 about our common stock that may be issued upon the exercise of options under our 2001 Stock Option and Purchase Plan and our 2006 Equity Incentive Plan. Our stockholders have approved each of these plans.

Plan Name and Type	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected In the First Column)
Equity compensation plans approved by stockholders			
2001 Stock Option and Purchase Plan	1,254,627	$ 2.37	—
2006 Equity Incentive Plan	5,197,998	$10.90	5,892,912
Equity Compensation Plans not Approved by Stockholders	None	None	None
Total	6,452,625	$ 9.24	5,892,912(1)

(1) Excludes 1,382,703 shares authorized for issuance on February 3, 2010 in connection with our 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan is subject to an automatic annual increase of the least of (a) 1,800,000 shares, (b) 4% of the shares outstanding as of the end of the prior fiscal year, and (c) a lesser number as determined by the Company's Board of Directors or Compensation Committee.

Item 13. ***Certain Relationships and Related Transactions and Director Independence.***

Information regarding certain relationships and related transactions, and director independence is set forth under "Certain Relationships and Related Transactions" and "Corporate Governance — Board Independence" in the Proxy Statement, which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

Information regarding principal auditor fees and services is set forth under "Principal Accountant Fees and Services" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as part of this report:

(1) Financial Statements and Report of Ernst & Young LLP

(2) Exhibits (numbered in accordance with Item 601 of Regulation S-K)

3.1	First Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the registrant's Form 10-Q filed on August 4, 2006, File No. 000-52026)
3.2	Certificate of Designations of Series A Convertible Preferred Stock of the Company, filed with the Secretary of the State of the State of Delaware on March 30, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 2, 2009, File No. 000-52026)
3.3	Amended and Restated Bylaws of LoopNet, Inc., effective December 10, 2008 (incorporated herein by reference to Exhibit 3.1 to the registrant's Form 8-K filed on December 12, 2008, File No. 000-52026)
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
4.2	Amended and Restated Investor Rights Agreement by and among LoopNet, Inc. and certain holders of preferred stock, dated as of November 30, 2001 (incorporated herein by reference to Exhibit 4.2 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
4.3	Investors' Rights Agreement, dated as of April 14, 2009, by and among the Company and certain investors (incorporated herein by reference to Exhibit B to the Schedule 13D filed with the SEC on April 24, 2009 by Calera Capital Partners IV, L.P., Calera Capital Partners IV Side-By-Side, L.P., Calera Capital Investors IV, L.P., and Calera Capital Management IV, Inc., File No. 005-82495)
10.1+	LoopNet, Inc. 2001 Stock Option and Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Form S-1 filed on March 16, 2006, Registration No. 333-132138)
10.2+	Form of Option Agreement under 2001 Stock Option and Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
10.3+	LoopNet, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Form S-1/A filed on June 6, 2006, Registration No. 333-132138)
10.4+	Form of Option Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
10.5+	Form of Restricted Stock Unit Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the registrant's Form 8-K filed on February 5, 2008, File No. 000-52026)
10.6+*	Form of Performance-Based Option Agreement under 2006 Equity Incentive Plan
10.7+*	Form of Performance-Based Restricted Stock Unit Agreement under 2006 Equity Incentive Plan
10.8+*	Form of Indemnification Agreement
10.9	Lease, dated January 14, 2005, between S&F Huntington Millennium LLC and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.6 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
10.10	Office Lease, dated January 8, 2003, between PWREF/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.7 to the registrant's Form S-1/A filed on April 3, 2006, Registration No. 333-132138)
10.11	First Amendment to Office Lease, dated August 16, 2005 between Stockbridge/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.6 to the registrant's Form S-1/A filed on April 3, 2006, Registration No. 333-132138)
10.12	Seventh Amendment to Office Lease, dated January 8, 2003 between PWREF/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.12 to the registrant's Form 10-Q filed on May 9, 2008, File No. 000-52026)

10.13+	Director Compensation Policy (incorporated herein by reference to Exhibit 10.11 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
10.14+*	Fiscal Year 2010 Bonus Plan
10.15+	Form of Change of Control Severance Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant's Form 8-K filed on December 24, 2008, File No. 000-52026)
10.16+	Securities Purchase Agreement, dated as of March 29, 2009, by and among the Company and certain purchasers (incorporated herein by reference to Exhibit A to the Schedule 13D filed with the SEC on April 24, 2009 by Calera Capital Partners IV, L.P., Calera Capital Partners IV Side-By-Side, L.P., Calera Capital Investors IV, L.P., and Calera Capital Management IV, Inc., File No. 005-82495)
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1*	Power of Attorney
31.1*	Rule 13a-14(a) Certification (CEO)
31.2*	Rule 13a-14(a) Certification (CFO)
32.1*	Section 1350 Certification (CEO)
32.2*	Section 1350 Certification (CFO)

* Filed herewith.

+ Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOOPNET, INC.

By: /s/ **Richard J. Boyle, Jr.**

Richard J. Boyle, Jr.
Chief Executive Officer, and
Chairman of the Board of Directors

Date: March 1, 2010

By: /s/ **Brent Stumme**

Brent Stumme
Chief Financial Officer and
Senior Vice President, Finance
and Administration

Date: March 1, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard J. Boyle, Jr. and Brent Stumme, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. BOYLE, JR. Richard J. Boyle, Jr.	Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	March 1, 2010
/s/ BRENT STUMME Brent Stumme	Chief Financial Officer and Senior Vice President, Finance and Administration (Principal Financial and Accounting Officer)	March 1, 2010
/s/ NOEL J. FENTON Noel J. Fenton	Director	March 1, 2010
/s/ THOMAS E. UNTERMAN Thomas E. Unterman	Director	March 1, 2010
/s/ DENNIS CHOOKASZIAN Dennis Chookaszian	Director	March 1, 2010
/s/ SCOTT INGRAHAM Scott Ingraham	Director	March 1, 2010
/s/ WILLIAM BYRNES William Byrnes	Director	March 1, 2010
/s/ JAMES T. FARRELL James T. Farrell	Director	March 1, 2010

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
LoopNet, Inc.

We have audited LoopNet, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LoopNet, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LoopNet, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LoopNet, Inc. as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of LoopNet, Inc. and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
LoopNet, Inc.

We have audited the accompanying consolidated balance sheets of LoopNet, Inc. as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LoopNet, Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LoopNet, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 1, 2010

LOOPNET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2009
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,325	$125,571
Short-term investments	3,262	3,440
Accounts receivable, net of allowance of $121 and $213, respectively	1,564	1,308
Prepaid expenses and other current assets	1,530	1,080
Deferred income taxes, net	607	558
Total current assets	68,288	131,957
Property and equipment, net	2,208	2,216
Goodwill	23,056	23,368
Intangibles, net	5,678	4,487
Deferred income taxes, net, non-current	5,829	8,059
Deposits and other noncurrent assets	3,151	4,162
Total assets	$108,210	$174,249
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 622	$ 546
Accrued liabilities	2,020	2,027
Accrued compensation and benefits	2,759	2,995
Income taxes payable	—	154
Deferred revenue	10,358	9,025
Total current liabilities	15,759	14,747
Commitments and contingencies		
Series A convertible preferred stock	—	48,207
Stockholders' equity:		
Common stock, $.001 par value, 125,000,000 shares authorized; 39,218,665 and 39,493,526 shares issued, respectively; and 34,292,704 and 34,567,565 shares outstanding, respectively	39	39
Additional paid in capital	114,915	122,388
Other comprehensive loss	(276)	(418)
Treasury stock, at cost, 4,925,961 shares	(54,556)	(54,556)
Retained earnings	32,329	43,842
Total stockholders' equity	92,451	111,295
Total liabilities and stockholders' equity	$108,210	$174,249

See accompanying notes.

LOOPNET, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2008	2009
	(In thousands, except share data)		
Revenues	**$70,729**	**$86,074**	**$76,487**
Cost of revenue	8,033	10,858	11,060
Gross margin	**62,696**	**75,216**	**65,427**
Operating expenses:			
Sales and marketing	14,667	18,825	15,064
Technology and product development	6,427	9,075	10,707
General and administrative	12,253	18,739	21,868
Total operating expenses	33,347	46,639	47,639
Income from operations	**29,349**	**28,577**	**17,788**
Interest and other income, net	5,046	1,998	211
Income before tax	**34,395**	**30,575**	**17,999**
Income tax expense	13,268	12,297	6,246
Net income	**21,127**	**18,278**	**11,753**
Convertible preferred stock accretion of discount	—	—	(240)
Net income applicable to common stockholders	**$21,127**	**$18,278**	**$11,513**
Net income per share applicable to common stockholders			
Basic	$ 0.55	$ 0.51	$ 0.28
Diluted	$ 0.52	$ 0.49	$ 0.27
Number of shares used in per share calculations:			
Basic	38,291	35,772	41,860
Diluted	40,672	37,110	42,844

See accompanying notes.

LOOPNET, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
			(In thousands, except share data)					
Balance at December 31, 2006	37,897	$38	$ 97,072	$ (7,076)	$ (31)	—	$ —	$ 90,003
Exercise of stock options	1,011	1	1,611	—	—	—	—	1,612
Stock-based compensation expense	—	—	3,495	—	—	—	—	3,495
Tax benefit from exercise of stock options	—	—	5,688	—	—	—	—	5,688
Change in unrealized loss on marketable securities	—	—	—	—	(72)	—	—	(72)
Net income	—	—	—	21,127	—	—	—	21,127
Total comprehensive income	—	—	—	—	—	—	—	21,055
Balance at December 31, 2007	38,908	$39	$107,866	$14,051	$(103)	—	$ —	$121,853
Exercise of stock options	311	—	356	—	—	—	—	356
Stock-based compensation expense	—	—	5,934	—	—	—	—	5,934
Repurchase of common stock	—	—	—	—	—	4,926	(54,556)	(54,556)
Tax benefit from exercise of stock options	—	—	759	—	—	—	—	759
Change in unrealized loss on marketable securities	—	—	—	—	(173)	—	—	(173)
Net income	—	—	—	18,278	—	—	—	18,278
Total comprehensive income	—	—	—	—	—	—	—	18,105
Balance at December 31, 2008	39,219	$39	$114,915	$32,329	$(276)	4,926	$(54,556)	$ 92,451
Stock-based activity awards	274	—	258	—	—	—	—	258
Stock-based compensation expense	—	—	6,827	—	—	—	—	6,827
Tax benefit from exercise of stock options	—	—	388	—	—	—	—	388
Convertible preferred stock accretion of discount	—	—	—	(240)	—	—	—	(240)
Change in unrealized loss on available-for-sale investments	—	—	—	—	(250)	—	—	(250)
Change in unrealized loss on marketable securities	—	—	—	—	108	—	—	108
Net income	—	—	—	11,753	—	—	—	11,753
Total comprehensive income	—	—	—	—	—	—	—	11,611
Balance at December 31, 2009	39,493	$39	$122,388	$43,842	$(418)	4,926	$(54,556)	$111,295

See accompanying notes.

LOOPNET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2008	2009
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 21,127	$ 18,278	$ 11,753
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	1,154	2,199	2,601
Stock-based compensation	3,495	5,934	6,827
Tax benefits from exercise of stock options	(5,688)	(759)	(388)
Deferred income tax	(527)	(1,683)	(2,180)
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	129	23	256
Prepaid expenses and other assets	630	(678)	388
Income taxes payable	6,387	61	542
Accounts payable	615	(211)	(76)
Accrued expenses and other current liabilities	232	1,304	7
Accrued compensation and benefits	221	198	236
Deferred revenue	2,526	439	(1,334)
Net cash provided by operating activities	30,301	25,105	18,632
Cash flows from investing activities:			
Purchase of property and equipment	(1,797)	(1,319)	(1,437)
Purchase of investments	(38,303)	(1,000)	(1,250)
Sale of investments	36,275	—	—
Acquisitions, net of cash	(15,002)	(12,584)	(312)
Net cash used in investing activities	(18,827)	(14,903)	(2,999)
Cash flows from financing activities:			
Net proceeds from exercise of stock options	1,612	356	258
Net proceeds from sale of convertible preferred stock	—	—	47,967
Repurchase of common stock	—	(54,556)	—
Tax benefit from exercise of stock options	5,688	759	388
Net cash provided by (used in) financing activities	7,300	(53,441)	48,613
Net increase (decrease) in cash and cash equivalents	18,774	(43,239)	64,246
Cash and cash equivalents at beginning of year	85,790	104,564	61,325
Cash and cash equivalents at end of year	$104,564	$ 61,325	$125,571
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$ 6,154	$ 14,444	$ 8,535
Settlement of contingent purchase price	$ 1,300	$ —	$ 312

See accompanying notes.

(1) The Company and Summary of Significant Accounting Policies

Organization and Basis of Presentation

LoopNet, Inc. (the "Company" or "LoopNet") was incorporated under the laws of the state of California on June 2, 1997. The Company changed its name from Loop Ventures, Inc. to LoopNet, Inc. on November 3, 1998. Prior to Loop Ventures, Inc., the Company operated as a limited liability corporation known as Loop Ventures, LLC. On August 26, 1997, the owners of Loop Ventures, LLC exchanged all units held for a proportionate number of the shares of Loop Ventures, Inc. The transaction was recorded at historical basis.

On July 13, 2001, the Company merged with PropertyFirst.com, Inc. ("PropertyFirst"), with LoopNet, Inc. being the surviving company. The merger was accounted for under the purchase method of accounting. In order to preserve the existing rights and preferences of the different classes and series of PropertyFirst and LoopNet capital stock, each company reorganized by forming its own holding company. The two holding companies were limited liability companies (the "LLCs"), and continued in separate existence after the business combination of LoopNet and PropertyFirst. The LLCs were the direct owners of LoopNet, Inc. and the LLC members were the beneficial owners. In May, 2006, prior to its initial public offering, the Company reincorporated in Delaware via a merger with and into LoopNet, Inc., a Delaware corporation.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company evaluated subsequent events after the balance sheet date through the financial statement issuance date for appropriate accounting and disclosure.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. Actual results could differ materially from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, substantially all of the Company's cash and cash equivalents were in money market funds.

Short-term Investments

The Company accounts for short-term investments in accordance with Financial Accounting Standards Board ("FASB") authoritative guidance on debt and equity securities investments. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments consist of debt securities that the Company classifies as available for sale. The weighted average maturities of short-term investments are less than one year. These securities are carried at fair value, using level 1 indicators, which are quoted market prices for these securities. Unrealized gains and losses if any, net of taxes, are reported as a component of stockholders' equity. Any realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest and other income, net.

Concentration of Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are placed with high credit quality financial institutions. The Company's revenue and accounts receivable are primarily derived from credit card transactions with subscribers and are typically settled within two to three business days.

No single customer accounted for more than 2.0% of the Company's revenues for the years ended December 31, 2007, 2008 and 2009.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable to identify specific subscribers where collectibility may not be probable. The amount of the allowance is determined by management estimates based on historic trends and specific account analysis.

Property and Equipment

Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

Website Development Costs

The Company follows FASB authoritative guidance, which addresses whether certain web site development costs should be capitalized or expensed. Because the Company's current website development costs incurred relate to routine maintenance and operating costs, the Company expenses such costs as incurred.

Long-Lived Assets Including Goodwill and Other Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If property and equipment and these identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceed their fair value. The Company has not recorded any impairment of these assets in any of the years presented.

The Company applies FASB authoritative guidance related to goodwill and other intangibles. The authoritative guidance requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company performed the annual impairment test during the fourth quarter of 2007, 2008 and 2009 and concluded that goodwill and intangible assets with indefinitive useful lives were not impaired.

The authoritative guidance also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that an asset's carrying value may not be recoverable in accordance with the authoritative guidance on property, plant, and equipment.

Intangible assets are comprised of customer relationships, acquired technology and a domain name acquired in connection with the Company's acquisitions. Amortization is calculated using the straight-line method over the following estimated useful lives:

	Estimated Useful Life
Cityfeet Acquisition (August 2, 2007)	
Newspaper Relationships	5 years
Advertising Relationships	3 years
Pay for Performance Relationships	2 years
Technology	3 years
Domain name	5 years

	Estimated Useful Life
REApplications Acquisition (April 7, 2008)	
Customer Relationships	7 years
Technology	5 years
Domain name	7 years

	Estimated Useful Life
LandAndFarm Acquisition (July 29, 2008)	
Customer Relationships	0.5 to 8 years
Technology	4 years
Non-competition Agreement	3 years
Trade names/Trademarks	Indefinite

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets other than required annual tests.

Income Taxes

Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

On January 1, 2007, the Company adopted new FASB authoritative guidance surrounding accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The new authoritative guidance must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying the new authoritative guidance at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. The adoption of new authoritative guidance did not have a material effect on the Company's consolidated financial position or results of operations.

Business Segment

The Company considers itself to be in a single business segment which is defined as providing an online marketplace serving the commercial real estate industry and operating businesses for sale industry. Substantially all of the Company's business comes from customers and operations located within the United States, and the Company does not have any assets located in foreign countries.

Revenue Recognition

The Company derives substantially all its revenue from customers that pay fees for a suite of services to market and search for commercial real estate and operating businesses. These services include a premium membership that gives the customer unlimited access to listings, maximized exposure for their listings along with enhanced services to market their listings. The Company recognizes revenue under the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") guidance related to revenue recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period.

Revenue from other sources includes advertising revenues which are recognized ratably over the period in which the advertisement is displayed provided that no significant obligations remain and collection of the resulting receivable is probable. Advertising rates are dependent on the services provided and the placement of the advertisements. To date, the duration of the Company's advertising commitments has generally averaged two to three months.

Cost of Revenues

Cost of revenues consists of the expenses associated with the operation of the Company's website, including depreciation of network infrastructure equipment, salaries and benefits of network operations personnel, internet connectivity and hosting costs. Cost of revenues also includes salaries and benefit expenses associated with the Company's data quality, data import and customer support personnel and credit card and other transaction fees relating to processing customer transactions.

Sales and Marketing

The Company's sales and marketing expenses relate primarily to the compensation and associated costs for sales and marketing personnel, advertising expenses as well as public relations and other promotional activities.

Advertising costs are expensed in the period they are incurred. Included in sales and marketing expenses were $3.1 million, $3.4 million and $2.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Technology and Product Development

Technology and product development costs are expensed as incurred and include expenses for the research and development of new products and services, as well as improvements to existing products and services. Also included are costs associated with the maintenance of the Company's existing products.

General and Administrative

General and administrative costs consist primarily of salaries and related expenses for executive, accounting and human resources personnel. These costs also include insurance and professional fees, facility costs and related expenses. Professional fees primarily consist of outside legal and audit fees. All costs are expensed as incurred.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments. The differences between total comprehensive income and net income as disclosed on the consolidated statements of stockholders' equity for the years ended December 31, 2007, 2008 and 2009 were insignificant.

Stock-Based Compensation

Since 2006, the Company has applied FASB authoritative guidance surrounding share-based compensation. The guidance requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period.

Recent Accounting Pronouncements

In June 2009, the FASB established the FASB *Accounting Standard Codification*™ ("Codification") as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The Codification, which launched July 1, 2009, has changed the manner in which GAAP guidance is referenced, but did not have an impact on the Company's financial position, results of operations or cash flows.

In June 2009, the FASB issued new authoritative guidance which amends the evaluation criteria for determining the primary beneficiary of a Variable Interest Entity, or "VIE." This new guidance requires an ongoing assessment of whether an enterprise is the primary beneficiary of a variable interest entity. The effective date for this amendment is reporting periods beginning after November 15, 2009. The Company will adopt this guidance effective January 1, 2010, and does not expect any material impact to the consolidated financial statements upon adoption.

In December 2007, the FASB issued authoritative guidance regarding principles and requirements for how an acquirer accounts for business combinations. This guidance provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquiror to disclose the nature and financial effect of the business combination. Effective January 1, 2009, the Company must account for future business combinations in accordance with its provisions. There has been no material impact on the Company's financial statements; however, this guidance will affect any future acquisitions completed by the Company.

In December 2007, the FASB issued authoritative guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted this guidance January 1, 2009 and there has been no material impact on the financial statements.

(2) Earnings per Share

The number of shares used to compute basic and diluted net income per share is calculated as follows (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Weighted average common shares outstanding	38,291	35,772	34,420
Convertible preferred stock	—	—	7,440
Shares used to compute basic net income applicable to common stockholders	38,291	35,772	41,860
Add dilutive common equivalents:			
Stock options	2,101	1,270	930
Restricted stock units	—	8	54
Unvested restricted stock(1)	280	60	—
Shares used to compute diluted net income applicable to common stockholders	40,672	37,110	42,844

(1) Outstanding unvested common stock purchased by employees is subject to repurchase by the Company and therefore is not included in the calculation of the weighted-average shares outstanding for basic earnings per share.

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings per share would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Stock options	416	3,294	4,673
Restricted stock units	—	—	113

The following table sets forth the computation of basic and diluted EPS (in thousands, except per share data):

	Year Ended December 31,		
	2007	2008	2009
Calculation of basic net income per share applicable to common shareholders:			
Net income	$21,127	$18,278	$11,753
Convertible preferred stock accretion of discount	—	—	(240)
Net income applicable to common shareholders	$21,127	$18,278	$11,513
Shares used to compute basic net income applicable to common shareholders	38,291	35,772	41,860
Basic net income per share applicable to common shareholders	$ 0.55	$ 0.51	$ 0.28
Calculation of diluted net income per share applicable to common shareholders:			
Net Income	$21,127	$18,278	$11,753
Convertible preferred stock accretion of discount	—	—	(240)
Net income applicable to common shareholders	$21,127	$18,278	$11,513
Shares used to compute diluted net income applicable to common shareholders	40,672	37,110	42,844
Dilutive net income per share applicable to common shareholders	$ 0.52	$ 0.49	$ 0.27

(3) Acquisitions

Cityfeet.com, Inc.

On August 2, 2007, the Company acquired all of the shares of capital stock of Cityfeet.com Inc., a private company incorporated in Delaware ("Cityfeet"), pursuant to a Stock Purchase Agreement dated as of August 2, 2007, by and among the Company, the stockholders of Cityfeet, and Scripps Ventures II, LLC, as Stockholder Representative, for a purchase price of $14.9 million net of acquired cash. In addition, the Company was obligated to make additional cash payments up to $3.0 million if certain performance targets are met, which would be treated as additional consideration for the acquisition. On January 18, 2008, the Company made a $1.3 million cash payment to settle the outstanding contingent payment. Cityfeet operates an online marketplace and distribution network for commercial property listings.

As a result of the acquisition, the Company recorded intangible assets related to developed technology, customer relationships and a domain name in the aggregate of $1.4 million that are being amortized on a straight-line basis, deferred tax assets of $1.9 million and tangible assets net of assumed liabilities of $0.2 million. The remaining excess purchase price over tangible assets, liabilities assumed and identifiable intangible assets of $12.8 million has been recorded as goodwill. Developed technology, customer relationships and domain name have a weighted-average useful life of 3.0 years, 4.1 years and 5.0 years from the date of acquisition.

The acquisition was accounted for as a business combination consistent with the authoritative guidance regarding business combinations. The purchase price has been allocated to the tangible assets, liabilities assumed, and identifiable intangible assets acquired based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The Company's purchase price was allocated as follows (in thousands):

Customer relationships	$ 484
Developed technology	510
Domain name	410
Deferred tax asset	1,913
Net assets acquired	169
Goodwill	12,816
	$16,302

The results of operations of Cityfeet have been included in the Company's consolidated statements of income for the period subsequent to our acquisition of Cityfeet. Cityfeet's results of operations for the periods prior to this acquisition were not material to our consolidated statement of income and, accordingly, pro forma financial information has not been presented.

REApplications, Inc.

On April 7, 2008, the Company acquired all of the shares of capital stock of REApplications, Inc., a private company incorporated in Delaware ("REApps") pursuant to a Stock Purchase Agreement dated as of April 7, 2008, by and among the Company and the shareholders of REApps for a purchase price of $9.2 million net of acquired cash.

As a result of the acquisition, the Company recorded intangible assets related to developed technology, customer relationships and a domain name in the aggregate of $3.1 million that are being amortized on a straight-line basis, deferred tax liability of $0.9 million and tangible assets net of assumed liabilities of $0.04 million. The remaining excess purchase price over tangible assets, liabilities assumed and identifiable intangible assets of $7.0 million has been recorded as goodwill. Developed technology, customer relationships and domain name have a weighted-average useful life of 5.0 years, 7.0 years and 7.0 years from the date of acquisition.

The acquisition of REApps was accounted for as a business combination consistent with the authoritative guidance regarding business combinations, and accordingly, the purchase price has been allocated to the tangible assets, liabilities assumed, and identifiable intangible assets acquired based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The Company's purchase price was allocated as follows (in thousands):

Customer relationships	$ 120
Domain name	480
Developed technology	2,490
Net assets acquired	38
Deferred tax liability	(947)
Goodwill	6,994
	$9,175

The results of operations of REApps have been included in the Company's consolidated statements of income for the period subsequent to the Company's acquisition of REApps. REApps's results of operations for the periods prior to this acquisition were not material to the Company's consolidated statement of income and, accordingly, pro forma financial information has not been presented.

LandAndFarm.com, Inc.

On July 29, 2008, the Company acquired all of the shares of capital stock of RPB Media, Inc., a private company incorporated in Massachusetts pursuant to a Stock Purchase Agreement dated as of July 29, 2008, by and among the Company and the sole shareholder of RPB Media, Inc. for a purchase price of $2.1 million net of acquired cash. In addition, the Company is obligated to make additional cash payments up to $0.8 million if certain performance targets are met, which would be treated as additional consideration for the acquisition. On February 26, 2009, the Company made a cash payment of $0.2 million, which represents the first of four potential contingent payment obligations and was accounted for as additional purchase price. On July 27, 2009, the Company made a second cash payment of $0.1 million. The two final payments will potentially be paid in 2010.

On August 19, 2008, Articles of Amendment were filed with The Commonwealth of Massachusetts to amend the exact name of the corporation from RPB Media, Inc. to LandAndFarm.com, Inc. ("LandAndFarm").

As a result of the acquisition the Company recorded intangible assets related to developed technology, customer relationships and non-competition agreements in the aggregate of $0.8 million that are being amortized on a straight-line basis, deferred tax liability of $0.3 million and tangible liabilities net of assumed assets of $0.02 million. Also included in other intangible assets is a trade name of $0.3 million which has an indefinite life and is tested on an annual basis for impairment. The remaining excess purchase price over tangible assets, liabilities assumed and identifiable intangible liabilities of $1.7 million has been recorded as goodwill. Developed technology, customer relationships and non-competition agreements have a weighted-average useful life of 4.0 years, 7.6 years and 3.0 years from the date of acquisition.

The acquisition of LandAndFarm was accounted for as a business combination consistent with the authoritative guidance regarding business combinations, and accordingly, the purchase price has been allocated to the tangible assets, liabilities assumed, and identifiable intangible assets acquired based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The Company's purchase price was allocated as follows (in thousands):

Customer relationships	$ 497
Trade names/Trademarks	254
Developed technology	279
Non-competition agreements	63
Net assets (liabilities) acquired	(19)
Deferred tax liability	(319)
Goodwill	1,667
	$2,422

The results of operations of LandAndFarm have been included in the Company's consolidated statements of income for the period subsequent to the Company's acquisition of LandAndFarm. LandAndFarm's results of operations for the periods prior to this acquisition were not material to the Company's consolidated statement of income and, accordingly, pro forma financial information has not been presented.

(4) Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	As of December 31, 2008	As of December 31, 2009
Computer equipment and purchased software	$ 7,591	$ 6,363
Office equipment and furniture (includes leasehold improvements)	1,270	1,057
	8,861	7,420
Less accumulated depreciation and amortization	(6,653)	(5,204)
Property and equipment, net	$ 2,208	$ 2,216

During 2009, the Company recorded an adjustment to eliminate from property and equipment approximately $2.9 million of fully depreciated property and equipment.

(5) Goodwill and Intangible Assets, net

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2008 and 2009 were as follows (in thousands):

Balance as of December 31, 2006	$ 2,417
Goodwill acquired	12,816
Balance as of December 31, 2007	15,233
Goodwill acquired	8,349
Goodwill adjustment	(526)
Balance as of December 31, 2008	23,056
Goodwill adjustment	312
Balance as of December 31, 2009	$23,368

The $312,000 goodwill adjustment in 2009 was due to the contingent payments earned upon the achievement of certain performance targets by LandAndFarm.com, Inc. The $526,000 goodwill adjustment in 2008 was due to the release of a portion of the valuation allowance against Cityfeet's net operating losses.

Intangible assets, net consisted of the following (in thousands):

	As of December 31,	
	2008	2009
Cost:		
Customer relationships	$ 1,711	$ 1,711
Technology	3,377	3,377
Non-competition agreement	63	63
Domain name	1,994	1,994
Total cost	7,145	7,145
Accumulated amortization:		
Customer relationships	(550)	(831)
Technology	(741)	(1,479)
Non-competition agreement	(9)	(30)
Domain name	(167)	(318)
Total accumulated amortization	(1,467)	(2,658)
Intangible assets, net	$ 5,678	$ 4,487

Expected amortization expense for acquisition-related intangible assets as of December 31, 2009 is as follows (in thousands):

2010	$1,079
2011	934
2012	836
2013	275
2014 and thereafter	259
	$3,383

Amortization expense was $0.3 million, $1.0 million and $1.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(6) Income Taxes

Income tax expense (benefit) was comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Current:			
Federal	$11,056	$11,136	$ 6,688
State	2,739	2,901	1,767
Total	$13,795	$14,037	$ 8,455
Deferred:			
Federal	$ (447)	$ (1,204)	$(1,513)
State	(80)	(536)	(696)
Total	$ (527)	$ (1,740)	$(2,209)
Income tax expense	$13,268	$12,297	$ 6,246

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year Ended December 31,		
	2007	2008	2009
Statutory federal tax rate	35.0%	35.0%	35.0%
State tax rate, net of federal benefit	5.1%	5.0%	3.9%
Change in valuation allowance	(2.1)%	(1.9)%	(4.4)%
Other adjustments	0.6%	2.1%	0.2%
Effective tax rate	38.6%	40.2%	34.7%

The tax effects of temporary differences that gave rise to significant components of deferred tax assets (liabilities) were as follows (in thousands):

	As of December 31,	
	2008	2009
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$12,769	$11,480
Depreciation and amortization	(469)	(92)
Stock-based compensation	2,401	5,122
Accruals and allowances	357	379
Tax credits	1,235	1,235
Intangibles	(1,750)	(1,750)
Valuation allowance	(8,881)	(8,084)
Other	774	327
Deferred tax assets, net	$ 6,436	$ 8,617

As of December 31, 2009, the Company continued to maintain a valuation allowance of approximately $8.1 million for certain federal and state net operating loss carryforwards due to the uncertainty of realization. The Company utilized net operating loss carryforwards against taxable income of $3.7 million, $3.7 million and $2.7 million for the fiscal years 2009, 2008 and 2007, respectively.

At December 31, 2009, the Company had approximately $27.8 million of federal and $19.7 million of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2017 for federal and 2013 for state purposes, respectively.

Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards is limited based upon changes in the percentage of the ownership of the Company. As a result of prior ownership changes, the Company was limited to using $3.7 million of net operating losses to offset taxable income in 2009 and estimates that the Company will be able to utilize approximately $3.7 million in 2010 and in 2011, $2.9 million in 2012 and $2.0 million each year thereafter until 2021.

The Company evaluates its tax positions for all income tax items based on their technical merits to determine whether each position satisfies the "more likely than not to be sustained upon examination" test. The tax benefits are then measured as the largest amount of benefit, determined on a cumulative basis, that is "more likely than not" to be realized upon ultimate settlement. The Company has determined that as of December 31, 2008 and 2009, no positions failed to qualify for full recognition of the tax benefit.

(7) Series A Convertible Preferred Stock

On April 14, 2009, the Company completed a $50 million private placement to accredited investors (the "Purchasers"). The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Pursuant to the Securities Purchase Agreement (the "Purchase Agreement"), the Company agreed to sell to the Purchasers an aggregate of 50,000 shares of its newly-created Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"). The Series A Preferred Stock is initially convertible into an aggregate of 7,440,476 shares of the Company's common stock, par value $0.001 per share ("Common Stock"), at a conversion price of $6.72 per share (as may be adjusted for stock dividends, stock splits or similar recapitalizations).

The holders of the Series A Preferred Stock are entitled to receive, prior to any distribution to the holders of the Common Stock, an amount per share equal to the greater of (1) the Original Issue Price, plus any declared and unpaid dividends and (2) the amount that Purchasers would receive in respect of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock if all of the then outstanding Series A Preferred Stock were converted into Common Stock. The rights, privileges and preferences of the Series A convertible preferred stock are set forth in the Certificate of Designations of Series A Convertible Preferred Stock attached as an exhibit to the Company's Form 8-K filed with the SEC on April 2, 2009.

The transaction closed on April 14, 2009. The net proceeds of $48 million from the issuance of the Series A Preferred Stock are net of issuance costs of $2 million. The Series A Preferred Stock reported on the Company's consolidated balance sheet consists of the net proceeds plus the amount of accretion for issuance costs. Such accretion costs are being accreted over 72 months with such accretion being recorded as a reduction in retained earnings.

A summary of activity related to the Series A convertible preferred stock is as follows (in thousands):

Gross Proceeds	$50,000
Costs and expenses of issuance	(2,033)
Accretion of discount	240
Net convertible preferred stock at December 31, 2009	$48,207

The rights, privileges and preferences of the Series A convertible preferred stock are set forth in the Certificate of Designations of Series A Convertible Preferred Stock attached as an exhibit to the Company's Form 8-K filed with the SEC on April 2, 2009.

Voting

Each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of the stockholders of the Company, on all matters voted on by holders of Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. With respect to all such matters, each issued and outstanding share of Series A Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted such holder's Series A Preferred Stock into Common Stock on the record date for determining the stockholders of the Company eligible to vote on any such matters.

Dividends

Whenever the Company shall pay a dividend or distribution on the Common Stock of the Company, par value $0.001 per share, each holder of a share of Series A Preferred Stock shall be entitled to receive, at the same time the dividend or distribution is paid on the Common Stock, out of the assets of the Company legally available therefore, a dividend or distribution equal to the amount that would have been paid in respect of the Common Stock issuable upon conversion of such share of Series A Preferred Stock immediately prior to the close of business on the record date for determining the holders entitled to receive such dividend or distribution on the Common Stock, or, if no such record is taken, the date on which the record holders of Common Stock entitled to such dividend or distribution is determined.

The holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends except as provided herein.

Liquidation

Upon the effective date of any voluntary or involuntary liquidation, dissolution or winding up of the Company ("Liquidation Event"), the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders an amount per share ("Liquidation Preference") equal to the greater of (a) (i) $1,000 (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) (" Original Issue Price ") plus (ii) all declared but unpaid dividends and (b) the amount that the holder of such shares of Series A Preferred Stock would receive in respect of the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock if all of the then outstanding shares of Series A Preferred Stock were converted into Common Stock in accordance herewith immediately prior to the Liquidation Event. A Change of Control (as defined below) shall not be deemed a Liquidation Event. If, upon the effective date of a Liquidation Event, the assets of the Company shall be insufficient to make payment in full of the Liquidation Preference to all holders of the Series A Preferred Stock and all other now or hereafter authorized capital stock of the Company ranking on a parity with (upon liquidation, dissolution or winding up) the Series A Preferred Stock, then such assets shall be distributed among the holders of Series A Preferred Stock and the holders of such other capital stock of the Company ranking on a parity with (upon dissolution, liquidation or winding up) the Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

No distribution shall be made in respect of any shares of Series A Preferred Stock pursuant to Section 3(a) unless, at the time of such distribution, all amounts due in respect of any shares of any now or hereafter authorized capital stock of the Company ranking senior to (upon liquidation, dissolution or winding-up) the Series A Preferred Stock have been paid in full.

Upon the effective date of a Liquidation Event, no distribution shall be made in respect of any shares of Common Stock or any other now or hereafter authorized capital stock of the Company ranking junior to (upon liquidation, dissolution or winding-up) the Series A Preferred Stock unless, at the time of such distribution, the holders of shares of Series A Preferred Stock shall have received the full Liquidation Preference with respect to each share.

After payment in full of the Liquidation Preference to holders of all shares of Series A Preferred Stock, the Series A Preferred Stock shall not be entitled to receive any additional cash, property or other assets of the Company upon the liquidation, dissolution or winding up of the Company.

Conversion

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into a number of shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price. The Conversion Price shall initially be $6.72, and shall be subject to adjustment.

Redemption at the option of the Company

If at any time the closing price of the Common Stock as reported by the principal exchange or quotation system on which such Common Stock is traded or reported exceeds sixteen dollars and eighty cents ($16.80) per share for 20 consecutive trading or reporting days, the Company shall have the option, at its sole discretion, to redeem all, but not less than all, of the then outstanding Series A Preferred Stock for cash consideration per share of Series A Preferred Stock in an amount equal to one-hundred and one percent (101%) of the Original Issue Price plus all accrued but unpaid dividends.

Redemption at the option of the Holder

At any time on or after the sixth (6th) anniversary of the Original Issuance Date and on or before the date that is ten (10) Business Days thereafter, each holder of shares of Series A Preferred Stock shall have the option, at such holder's sole discretion, to request that the Company redeem any or all, of such holder's then outstanding Series A Preferred Stock for cash consideration per share of Series A Preferred Stock in an amount equal to the Original Issue Price plus all declared but unpaid dividends.

(8) Treasury Stock

LoopNet's Board of Directors authorized the repurchase of up to $50.0 million of the company's common stock on February 5, 2008 and an additional authorized level of $50.0 million was announced on July 30, 2008. As of December 31, 2009, $45.4 million remained available for further purchases under the program. In February 2010, the Board of Directors approved the repurchase of up to an additional $29.6 million in shares of the company's common stock, bringing to $75.0 million the total amount of currently authorized common stock repurchases. Repurchased shares are recorded as treasury stock and are accounted for under the cost method.

(9) Stock Option Plan

The Company adopted the 2006 Equity Incentive Plan (the "2006 Plan"), which became effective on completion of our initial public offering in June 2006. The 2006 Plan provides for the grant of stock options, stock appreciation rights, stock units and other similar stock awards. Options granted under the 2006 Plan may be either "incentive stock options," as defined under Section 422 of the Internal Revenue Code, or non-qualified stock options. Through December 31, 2006 the Board of Directors had reserved 7,000,000 shares of common stock to be issued under the 2006 Plan. The 2006 Plan provides for an automatic annual increase in the number of shares available for issuance on January 1st of each year for the life of the plan starting 2007, equal to the least of (i) 1,800,000 shares, (ii) 4% of the shares outstanding as of the end of the prior fiscal year, or (iii) a lesser number determined by the Board of Directors or Compensation Committee.

Prior to June 6, 2006, the Company issued options under the 2001 Stock Option Plan (the "2001 Plan"). The 2001 Plan was terminated on June 6, 2006 with respect to new grants. Available shares created by cancellations will be transferred automatically to the 2006 Plan.

Incentive and nonqualified stock options typically vest over a four-year period, 25% for the first year and monthly thereafter over the remaining three years. Stock options may be exercised during continued employment, or within 60 days of terminating employment and they expire seven years from the date of grant for the 2006 Plan and ten years from the date of grant for the 2001 Plan.

A summary of the Company's stock option activity was as follows:

	Options Outstanding		Options Exercisable	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	3,737,768	$ 4.53	1,349,454	$0.76
Granted	1,157,500	$17.56		
Exercised	(1,011,172)	$ 1.59		
Cancelled	(245,714)	$12.84		
Outstanding at December 31, 2007	3,638,382	$ 8.93	1,339,128	$4.59
Granted	1,600,496	$11.62		
Exercised	(310,357)	$ 1.15		
Cancelled	(291,281)	$13.41		
Outstanding at December 31, 2008	4,637,240	$10.10	2,175,935	$7.96
Granted	2,391,697	$ 7.37		
Exercised	(232,802)	$ 1.32		
Cancelled	(343,510)	$13.15		
Outstanding at December 31, 2009	6,452,625	$ 9.24	3,331,025	$9.11

Additional information regarding stock options outstanding and exercisable as of December 31, 2009 is as follows:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.10	424,700	3.30	$ 0.10	424,700	$ 0.10	
$0.23 — $4.08	829,927	5.94	3.53	745,669	3.47	
$5.70 — $7.96	2,126,177	6.12	7.21	419,882	7.25	
$8.00 — $11.67	1,119,433	5.41	10.55	413,852	11.00	
$12.00 — $12.98	605,279	4.46	12.11	380,602	12.10	
$13.00 — $14.21	355,000	4.67	13.56	245,788	13.64	
$15.25 — $15.75	113,296	3.59	15.30	95,300	15.29	
$16.07 — $17.45	561,838	4.20	16.11	388,329	16.11	
$17.67 — $19.09	112,475	4.16	18.71	96,990	18.78	
$19.35 — $24.40	204,500	4.59	22.02	119,883	22.02	
	6,452,625	5.26	$ 9.24	3,331,025	$ 9.11	4.84

In connection with the FASB authoritative guidance of stock-based compensation (see Note 1), the Company reviewed and updated, among other things, its forfeiture rate, expected life and volatility assumptions. The weighted average expected option life reflects the application of the simplified method. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility also reflects the application of the authoritative guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available.

The fair value of each stock option was estimated on the date of grant using the Black-Scholes method with the following assumptions:

	Year Ended December 31,		
	2007	2008	2009
Risk-free interest rate	4.43%	2.80%	2.19%
Expected volatility	44%	42%	49%
Expected life	4.6 years	4.6 years	4.6 years
Dividend yield	0%	0%	0%

The weighted-average fair value of options granted in the years ended December 31, 2007, 2008 and 2009 was $7.60, $4.47, and $3.05, respectively, using the Black-Scholes option-pricing model. The total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2007, 2008 and 2009 totaled $4.1 million, $3.1 million and $1.5 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable at December 31, 2009 were $15.6 million and $10.1 million, respectively.

For the year ended December 31, 2009, the Company's stock-based compensation expense related to stock option grants was $6.0 million. As of December 31, 2009, there was $9.4 million of unrecognized compensation expense related to unvested stock options, net of estimated forfeitures. That compensation expense is expected to be recognized over a weighted-average period of 1.3 years.

Cash received from stock options exercised for 2007, 2008 and 2009 was $1.6 million, $0.4 million and $0.3 million, respectively. Tax benefits realized from tax deductions associated with options exercises for 2007, 2008 and 2009 totaled $5.7 million, $0.8 million, and $0.4 million, respectively.

Under the 2006 Plan, we have also issued restricted stock units. A restricted stock unit award is an agreement to issue specified numbers of shares of the Company's common stock at specified vesting dates. Restricted stock units are measured based on the fair market values of the underlying stock on the dates of grant. Restricted stock units vest in equal 25% increments over a four-year period on the anniversary of the grant date.

A summary of the Company's restricted stock unit activity is as follows:

	Unvested Restricted Stock Units		
	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2007	—	$ —	—
Granted	195,000	$11.47	
Vested	—	$ —	
Cancelled	—	$ —	
Outstanding at December 31, 2008	195,000	$11.47	1.74
Granted	245,000	$ 7.19	
Vested	(48,750)	$11.47	
Cancelled	—	$ —	
Outstanding at December 31, 2009	391,250	$ 8.79	1.49

For the year ended December 31, 2009, the Company's stock-based compensation expense related to restricted stock units was $0.8 million. As of December 31, 2009, there was $2.0 million of unrecognized compensation expense related to unvested restricted stock units, net of forecasted forfeitures. That compensation expense is expected to be recognized over a weighted-average period of 1.7 years.

Total stock-based compensation has been allocated as follows (in thousands):

	Year Ended December 31,		
	2007	2008	2009
Cost of revenue	$ 357	$ 570	$ 495
Sales and marketing	1,358	2,198	894
Technology and product development	600	1,311	2,298
General and administrative	1,180	1,855	3,140
Total	$3,495	$5,934	$6,827

(10) Commitments and Contingencies

Leases

The Company leases office space in San Francisco, California and Monrovia, California. Cityfeet leases office space in New York, New York. The offices are currently leased under noncancelable operating lease agreements which expire at various dates through 2015. Future minimum payments under these noncancelable operating leases as of December 31, 2009, are as follows (in thousands):

2010	$ 2,778
2011	2,462
2012	2,116
2013	2,167
2014 and thereafter	3,174
	$12,697

Rent expense under operating leases for the years ended December 31, 2007, 2008 and 2009 totaled approximately $1.6 million, $2.5 million and $2.9 million, respectively.

Litigation

On December 2, 2009, the Company announced that they have settled all current litigation with CoStar Group, Inc. The settlement resolves false advertising litigation in New York, breach of contract and unfair competition litigation in California, and copyright litigation in Maryland. No monetary consideration was involved. The terms of this settlement are confidential.

In April 2008, LoopNet and CityFeet (collectively the "Defendants") were sued by Real Estate Alliance, Ltd. in the U.S. District Court for the Central District of California for alleged infringement of certain patents. The complaint seeks unspecified damages, attorney fees and costs. The Defendants deny the alleged infringement and has filed a counter-claim for a declaratory judgment that the patents-in-suit are invalid and not infringed. To date, discovery in the action has been limited and the court has not yet set a trial date. Moreover, because the patents-in-suit have been asserted against several other entities, in another pending lawsuit in the same court, ("the earlier filed action") the Defendants and plaintiff are awaiting court approval of an agreement to stay all discovery in the present case and for the Defendants and plaintiff to be bound by certain determinations that will be made in the earlier filed action. At this time, the Company cannot predict the outcome of the case, but intends to vigorously defend itself.

Currently, there is no other material litigation pending against the Company. From time to time, the Company may become party to litigation and subject to claims incident to the ordinary course of the Company's business.

(11) 401(k) Plan

Employees may participate in the Company's 401(k) Plan. Participating employees may contribute a portion of their salary to the Plan up to the maximum allowed by the federal tax guidelines. The Company matches employee contributions up to 4% of the employee's salary. Employee and Company contributions are fully vested when contributed. The company contributed $0.4 million, $0.5 million and $0.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(12) Subsequent Events

On January 4, 2010, the Company acquired all of the assets of BizQuest, LLC, a private company incorporated in Delaware ("BizQuest") pursuant to an Asset Purchase Agreement dated as of December 24, 2009, by and among the Company, BizQuest and the members of BizQuest for a purchase price of $8.5 million, with $0.5 million of the purchase price contingent upon completion of a three-month transition agreement. The allocation of the purchase price is pending a valuation from an outside consultant. The acquisition will be accounted for as a business combination consistent with the authoritative guidance regarding business combinations, and the results of operations will be included in the Company's condensed consolidated financial statements as of January 4, 2010 (acquisition date) for the three month period ending March 31, 2010.

EXHIBIT INDEX

3.1	First Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the registrant's Form 10-Q filed on August 4, 2006, File No. 000-52026)
3.2	Certificate of Designations of Series A Convertible Preferred Stock of the Company, filed with the Secretary of the State of the State of Delaware on March 30, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 2, 2009, File No. 000-52026)
3.3	Amended and Restated Bylaws of LoopNet, Inc., effective December 10, 2008 (incorporated herein by reference to Exhibit 3.1 to the registrant's Form 8-K filed on December 12, 2008, File No. 000-52026)
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
4.2	Amended and Restated Investor Rights Agreement by and among LoopNet, Inc. and certain holders of preferred stock, dated as of November 30, 2001 (incorporated herein by reference to Exhibit 4.2 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
4.3	Investors' Rights Agreement, dated as of April 14, 2009, by and among the Company and certain investors (incorporated herein by reference to Exhibit B to the Schedule 13D filed with the SEC on April 24, 2009 by Calera Capital Partners IV, L.P., Calera Capital Partners IV Side-By-Side, L.P., Calera Capital Investors IV, L.P., and Calera Capital Management IV, Inc., File No. 005-82495)
10.1+	LoopNet, Inc. 2001 Stock Option and Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Form S-1 filed on March 16, 2006, Registration No. 333-132138)
10.2+	Form of Option Agreement under 2001 Stock Option and Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
10.3+	LoopNet, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Form S-1/A filed on June 6, 2006, Registration No. 333-132138)
10.4+	Form of Option Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
10.5+	Form of Restricted Stock Unit Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the registrant's Form 8-K filed on February 5, 2008, File No. 000-52026)
10.6+*	Form of Performance-Based Option Agreement under 2006 Equity Incentive Plan
10.7+*	Form of Performance-Based Restricted Stock Unit Agreement under 2006 Equity Incentive Plan
10.8+*	Form of Indemnification Agreement
10.9	Lease, dated January 14, 2005, between S&F Huntington Millennium LLC and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.6 to the registrant's Form S-1 filed on March 1, 2006, Registration No. 333-132138)
10.10	Office Lease, dated January 8, 2003, between PWREF/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.7 to the registrant's Form S-1/A filed on April 3, 2006, Registration No. 333-132138)
10.11	First Amendment to Office Lease, dated August 16, 2005 between Stockbridge/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.6 to the registrant's Form S-1/A filed on April 3, 2006, Registration No. 333-132138)
10.12	Seventh Amendment to Office Lease, dated January 8, 2003 between PWREF/MCC-China Basin L.L.C. and LoopNet, Inc. (incorporated herein by reference to Exhibit 10.12 to the registrant's Form 10-Q filed on May 9, 2008, File No. 000-52026)
10.13+	Director Compensation Policy (incorporated herein by reference to Exhibit 10.11 to the registrant's Form S-1/A filed on April 27, 2006, Registration No. 333-132138)
10.14+*	Fiscal Year 2010 Bonus Plan
10.15+	Form of Change of Control Severance Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant's Form 8-K filed on December 24, 2008, File No. 000-52026)

10.16+	Securities Purchase Agreement, dated as of March 29, 2009, by and among the Company and certain purchasers (incorporated herein by reference to Exhibit A to the Schedule 13D filed with the SEC on April 24, 2009 by Calera Capital Partners IV, L.P., Calera Capital Partners IV Side-By-Side, L.P., Calera Capital Investors IV, L.P., and Calera Capital Management IV, Inc., File No. 005-82495)
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1*	Power of Attorney
31.1*	Rule 13a-14(a) Certification (CEO)
31.2*	Rule 13a-14(a) Certification (CFO)
32.1*	Section 1350 Certification (CEO)
32.2*	Section 1350 Certification (CFO)

---

* Filed herewith.

+ Management contract or compensatory plan.

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Stock Transfer Agent and Registrar

Computershare Trust Company N.A.
350 Indiana Street
Golden, CO 80401
Phone: (303) 262-0700

Corporate Counsel

Orrick, Herrington & Sutcliffe LLP
San Francisco, CA

Stock Listing

LoopNet, Inc. common stock is traded on the NASDAQ National Market, listed under the symbol "LOOP"

Independent Registered Public Accounting Firm

Ernst & Young LLP

Annual Meeting

The LoopNet, Inc. 2009 annual meeting of stockholders will be held at 9:00 am on Tuesday, May 11, 2010, at:
185 Berry Street
San Francisco, CA 94107

Investor Relations Contact Information

Derek Brown
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA 94107
Phone: (415) 284-4310

The Company's complete filing with the Securities and Exchange Commission, including the Form 10-K included in this report and all exhibits, are available without charge on the Company's website at www.loopnet.com under "Investor Relations – SEC Filings" as well as on the Commission's website at www.sec.gov

Board of Directors

Richard J. Boyle, Jr.
Chief Executive Officer and
Chairman of the Board of Directors

William Byrnes
Former Head of Real Estate and Financial Services of Alex. Brown & Sons Inc.

Dennis Chookaszian
Former Chairman and
Chief Executive Officer of CNA Insurance Companies

James T. Farrell
Managing Partner of Calera Capital

Noel Fenton
General Partner of Trinity Ventures

Scott Ingraham
Private Investor, Former Chairman and Chief Executive Officer of Rent.com, an eBay Company

Thomas Unterman
Managing Partner of Rustic Canyon Partners

Executive Officers

Richard J. Boyle, Jr.
Chief Executive Officer and
Chairman of the Board of Directors

Thomas P. Byrne
President and
Chief Operating Officer

Brent Stumme
Chief Financial Officer and
Senior Vice President,
Finance and Administration

Jason Greenman
Chief Strategy Officer and
Senior Vice President,
Corporate Development

Wayne Warthen
Chief Technology Officer and
Senior Vice President,
Information Technology


LoopNet®


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